SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2017 to 06/30/2017	7
01/01/2016 to 06/30/2016	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2017 to 06/30/2017	15
01/01/2016 to 06/30/2016	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	82

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2017
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
1	Total Assets	41,397,532	41,716,949
1.01	Current assets	7,760,495	7,989,806
1.01.01	Cash and cash equivalent	541,870	1,466,746
1.01.02	Financial investments	728,968	758,433
1.01.02.02	Financial investments at amortized cost	728,968	758,433
1.01.03	Trade receivables	2,885,259	2,624,853
1.01.04	Inventory	2,995,090	2,504,230
1.01.08	Other current assets	609,308	635,544
1.02	Non-current assets	33,637,037	33,727,143
1.02.01	Long-term assets	1,452,567	1,395,962
1.02.01.09	Other non-current assets	1,452,567	1,395,962
1.02.02	Investments	22,663,562	22,703,508
1.02.03	Property, plant and equipment	9,454,733	9,580,126
1.02.04	Intangible assets	66,175	47,547

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
2	Total liabilities	41,397,532	41,716,949
2.01	Current liabilities	4,562,730	4,108,798
2.01.01	Payroll and related taxes	162,205	135,676
2.01.02	Trade payables	1,480,982	1,312,183
2.01.03	Tax payables	75,593	66,445
2.01.04	Borrowings and financing	2,332,765	2,051,882
2.01.05	Other payables	455,278	464,531
2.01.06	Provisions	55,907	78,081
2.01.06.01	Provision for tax, social security, labor and civil risks	55,907	78,081
2.02	Non-current liabilities	31,033,254	31,413,623
2.02.01	Long term Borrowings and financing	27,704,734	28,196,893
2.02.02	Other payables	64,711	76,499
2.02.03	Deferred Taxes	586,436	587,357
2.02.04	Provisions	2,677,373	2,552,874
2.02.04.01	Provision for tax, social security, labor and civil risks	576,604	548,537
2.02.04.02	Other provisions	2,100,769	2,004,337
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	227,835	265,772
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.02.04.02.05	Provision for losses on investments	1,153,668	1,019,299
2.03	Shareholders’ equity	5,801,548	6,194,528
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,875,725)	(1,301,961)
2.03.08	Other comprehensive income	3,137,243	2,956,459

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
3.01	Revenues from sale of goods and rendering of services	2,307,558	4,793,774	2,191,674	4,169,314
3.02	Costs from sale of goods and rendering of services	(2,048,091)	(4,007,404)	(1,906,666)	(3,545,062)
3.03	Gross profit	259,467	786,370	285,008	624,252
3.04	Operating expenses/income	89,717	(62,329)	(644,259)	(1,514,245)
3.04.01	Selling expenses	(199,237)	(362,762)	(137,596)	(306,229)
3.04.02	General and administrative expenses	(59,481)	(120,060)	(72,367)	(195,627)
3.04.04	Other operating income	2,082	5,664	1,730	4,570
3.04.05	Other operating expenses	(45,599)	(121,471)	(94,753)	(209,992)
3.04.06	Equity in results of affiliated companies	391,952	536,300	(341,273)	(806,967)
3.05	Profit before financial income (expenses) and taxes	349,184	724,041	(359,251)	(889,993)
3.06	Financial income (expenses)	(1,006,543)	(1,298,726)	388,189	133,008
3.06.01	Financial income	51,152	132,880	68,242	86,671
3.06.02	Financial expenses	(1,057,695)	(1,431,606)	319,947	46,337
3.06.02.01	Net exchange differences over financial instruments	(452,812)	(145,635)	1,099,074	2,154,895
3.06.02.02	Financial expenses	(604,883)	(1,285,971)	(779,127)	(2,108,558)
3.07	Profit (loss) before taxes	(657,359)	(574,685)	28,938	(756,985)
3.08	Income tax and social contribution	(2,035)	921	2,050	2,449
3.09	Profit (loss) from continued operations	(659,394)	(573,764)	30,988	(754,536)
3.10	Profit (loss) from discontinued operations	-	-	(135)	198
3.11	Profit (loss) for the year	(659,394)	(573,764)	30,853	(754,338)

3.99.01.01	Common shares	(0.48587)	(0.42278)	0.02273	(0.55583)
3.99.02.01	Common shares	(0.48587)	(0.42278)	0.02273	(0.55583)

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
4.01	(Loss) profit for the year	(659,394)	(573,764)	30,853	(754,338)
4.02	Other comprehensive income	12,992	180,784	412,619	829,930
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	28	58	29	114
4.02.04	Cumulative translation adjustments for the year	169,101	129,458	(278,981)	(460,092)
4.02.05	Available-for-sale assets	65,199	118,498	95,500	127,853
4.02.10	(Loss) / gain on the percentage change in investments	0	2,814	584	584
4.02.11	Gain (loss) on cash flow hedge accounting	(198,906)	(65,862)	538,461	1,072,884
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	5,319	21,721	7,826	20,523
4.02.14	Gain (Loss) on net investment hedge from investments in affiliates	(27,749)	(25,903)	49,200	68,064
4.03	Comprehensive income for the year	(646,402)	(392,980)	443,472	75,592

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
6.01	Net cash from operating activities	(376,178)	1,096,182
6.01.01	Cash from operations	542,306	(871,793)
6.01.01.01	Profit (loss) for the period	(573,764)	(754,338)
6.01.01.02	Financial charges in borrowing and financing raised	1,169,977	1,257,102
6.01.01.03	Financial charges in borrowing and financing granted	(26,238)	(17,550)
6.01.01.04	Depreciation, depletion and amortization	339,643	275,222
6.01.01.05	Equity in results of affiliated companies	(536,300)	806,769
6.01.01.06	Deferred tax	(921)	(2,500)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	5,893	(26,343)
6.01.01.09	Exchange differences, net	197,168	(2,436,646)
6.01.01.12	Write-off of PPE and Intangible assets	(121)	20,729
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(37,937)	0
6.01.01.14	Others	4,906	5,762
6.01.02	Changes in assets and liabilities	(918,484)	1,967,975
6.01.02.01	Trade receivables - third parties	(222,676)	(66,349)
6.01.02.02	Trade receivables - related parties	(32,950)	272,198
6.01.02.03	Inventories	(490,860)	617,162
6.01.02.04	Receivables - related parties	1,040,902	2,292,740
6.01.02.05	Tax assets	(84,645)	199,099
6.01.02.06	Judicial deposits	(13,081)	32,595
6.01.02.10	Trade payables	168,799	5,618
6.01.02.11	Payroll and related taxes	26,529	(135)
6.01.02.12	Taxes in installments – REFIS	9,006	55,379
6.01.02.14	Payables to related parties	10,569	(22,840)
6.01.02.16	Interest paid	(1,307,039)	(1,324,899)
6.01.02.17	Interest received - Related Parties	187	0
6.01.02.19	Others	(23,225)	(92,593)
6.02	Net cash used in investing activities	(205,240)	(82,009)
6.02.01	Advance for future capital increase	(14,737)	(212,939)
6.02.02	Purchase of property, plant and equipment	(210,069)	(608,265)
6.02.08	Intercompany loans granted	(16,540)	0
6.02.09	Intercompany loans received	7,297	0
6.02.10	Exclusive funds	(656)	84,688
6.02.11	Financial Investments, net of redemption	29,465	654,507
6.03	Net cash used in financing activities	(343,573)	(389,838)
6.03.01	Borrowings and financing raised, net of transaction cost	0	(26,018)
6.03.02	Borrowings and financing, related parties	0	40,239
6.03.03	Funding Forfaiting/ Drawee Risk	0	78,240
6.03.04	Payment Forfaiting / Drawee Risk	0	(257,631)
6.03.05	Amortization of borrowings and financing	(299,219)	(184,429)
6.03.06	Amortization of borrowings and financing - related parties	(44,354)	(40,239)
6.04	Exchange rate on translating cash and cash equivalents	115	(22,066)
6.05	Increase (decrease) in cash and cash equivalents	(924,876)	602,269
6.05.01	Cash and equivalents at the beginning of the year	1,466,746	1,885,199
6.05.02	Cash and equivalents at the end of the year	541,870	2,487,468

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 06/30/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	(573,764)	180,784	(392,980)
5.05.01	Profit (loss) for the period	-	-	-	(573,764)	0	(573,764)
5.05.02	Other comprehensive income	-	-	-	0	180,784	180,784
5.05.02.04	Translation adjustments for the year	-	-	-	0	129,458	129,458
5.05.02.08	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	0	58	58
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	0	118,498	118,498
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	0	2,814	2,814
5.05.02.12	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	0	(44,141)	(44,141)
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	0	(25,903)	(25,903)
5.07	Closing balance	4,540,000	30	-	(1,875,725)	3,137,243	5,801,548

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2016 to 06/30/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.05	Total comprehensive income	-	-	-	(754,338)	829,930	75,592
5.05.01	Profit (loss) for the period	-	-	-	(754,338)	0	(754,338)
5.05.02	Other comprehensive income	-	-	-	0	829,930	829,930
5.05.02.04	Translation adjustments for the year	-	-	-	0	(460,092)	(460,092)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	0	114	114
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	0	127,853	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	0	584	584
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	0	1,072,884	1,072,884
5.05.02.12	Realization of cash flow hedge reclassified to the income statement	-	-	-	0	20,523	20,523
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	0	68,064	68,064
5.07	Closing balance	4,540,000	30	-	(1,121,552)	2,620,623	6,039,101

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
7.01	Revenues	5,904,126	5,137,596
7.01.01	Sales of products and rendering of services	5,916,515	5,161,434
7.01.02	Other revenues	2,146	(14,507)
7.01.04	Allowance for (reversal of) doubtful accounts	(14,535)	(9,331)
7.02	Raw materials acquired from third parties	(4,525,385)	(4,148,693)
7.02.01	Cost of sales and services	(4,042,279)	(3,658,296)
7.02.02	Materials, electric power, outsourcing and other	(484,983)	(488,406)
7.02.03	Impairment/recovery of assets	1,877	(1,991)
7.03	Gross value added	1,378,741	988,903
7.04	Retentions	(339,643)	(275,222)
7.04.01	Depreciation, amortization and depletion	(339,643)	(275,222)
7.05	Wealth created	1,039,098	713,681
7.06	Value added received	712,535	(1,039,150)
7.06.01	Equity in income of affiliates	536,300	(806,967)
7.06.02	Financial income	132,880	86,671
7.06.03	Others	43,355	(318,854)
7.06.03.01	Others and exchange gains	43,355	(318,854)
7.07	Wealth for distribution	1,751,633	(325,469)
7.08	Wealth distributed	1,751,633	(325,469)
7.08.01	Personnel	610,446	562,304
7.08.01.01	Salaries and wages	454,795	429,873
7.08.01.02	Benefits	124,005	99,496
7.08.01.03	Severance payment (FGTS)	31,646	32,935
7.08.02	Taxes, fees and contributions	239,662	227,638
7.08.02.01	Federal	181,132	178,213
7.08.02.02	State	58,519	49,425
7.08.02.03	Municipal	11	0
7.08.03	Remuneration on third-party capital	1,475,289	(360,875)
7.08.03.01	Interest	1,285,666	2,108,926
7.08.03.02	Leases	5,612	5,215
7.08.03.03	Others	184,011	(2,475,016)
7.08.03.03.01	Others and exchange losses	184,011	(2,475,016)
7.08.04	Remuneration on Shareholders' capital	(573,764)	(754,338)
7.08.04.03	Retained earnings (accumulated losses)	(573,764)	(754,338)
7.08.05	Others	0	(198)
7.08.05.01	Gain (loss) on discontinued operations	0	(198)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2017	12/31/2016
1	Total Assets	43,846,990	44,153,623
1.01	Current assets	12,164,101	12,444,918
1.01.01	Cash and cash equivalent	3,591,339	4,871,162
1.01.02	Financial investments	737,165	760,391
1.01.02.02	Financial investments measured at amortized cost	737,165	760,391
1.01.03	Trade receivables	2,417,950	1,997,216
1.01.04	Inventory	4,449,326	3,964,136
1.01.08	Other current assets	968,321	852,013
1.02	Non-current assets	31,682,889	31,708,705
1.02.01	Long-term assets	1,764,303	1,745,971
1.02.01.06	Deferred tax assets	55,681	70,151
1.02.01.09	Other non-current assets	1,708,622	1,675,820
1.02.02	Investments	4,728,154	4,568,451
1.02.03	Property, plant and equipment	17,897,741	18,135,879
1.02.04	Intangible assets	7,292,691	7,258,404

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
	06/30/2017		12/31/2016
2	Total liabilities	43,846,990	44,153,623
2.01	Current liabilities	6,710,153	5,496,683
2.01.01	Payroll and related taxes	294,273	253,837
2.01.02	Trade payables	2,077,763	1,763,206
2.01.03	Tax payables	177,863	231,861
2.01.04	Borrowings and financing	3,094,761	2,117,448
2.01.05	Other payables	976,654	1,021,724
2.01.06	Provisions	88,839	108,607
2.01.06.01	Provision for tax, social security, labor and civil risks	88,839	108,607
2.02	Non-current liabilities	30,093,872	31,272,419
2.02.01	Long term Borrowings and financing	27,046,927	28,323,570
2.02.02	Other payables	133,606	131,137
2.02.03	Deferred tax liabilities	1,146,699	1,046,897
2.02.04	Provisions	1,766,640	1,770,815
2.02.04.01	Provision for tax, social security, labor and civil risks	735,868	704,485
2.02.04.02	Other provisions	1,030,772	1,066,330
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	311,506	347,064
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.03	Consolidated Shareholders’ equity	7,042,965	7,384,521
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,875,725)	(1,301,961)
2.03.08	Other comprehensive income	3,137,243	2,956,459
2.03.09	Profit attributable to the non-controlling interests	1,241,417	1,189,993

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
3.01	Revenues from sale of goods and rendering of services	4,310,609	8,722,205	4,163,827	8,161,113
3.02	Costs from sale of goods and rendering of services	(3,325,893)	(6,419,367)	(3,239,694)	(6,313,355)
3.03	Gross profit	984,716	2,302,838	924,133	1,847,758
3.04	Operating expenses/income	(651,325)	(1,217,660)	(659,620)	(1,362,268)
3.04.01	Selling expenses	(479,275)	(849,067)	(393,170)	(842,560)
3.04.02	General and administrative expenses	(112,418)	(230,877)	(104,263)	(264,322)
3.04.04	Other operating income	5,647	12,146	11,745	34,017
3.04.05	Other operating expenses	(104,672)	(210,360)	(190,664)	(351,759)
3.04.06	Equity in results of affiliated companies	39,393	60,498	16,732	62,356
3.05	Profit before financial income (expenses) and taxes	333,391	1,085,178	264,513	485,490
3.06	Financial income (expenses)	(828,619)	(1,325,843)	(189,842)	(1,074,441)
3.06.01	Financial income	88,710	205,229	139,952	382,572
3.06.02	Financial expenses	(917,329)	(1,531,072)	(329,794)	(1,457,013)
3.06.02.01	Net exchange differences over financial instruments	(233,939)	(61,195)	495,481	190,003
3.06.02.02	Financial expenses	(683,390)	(1,469,877)	(825,275)	(1,647,016)
3.07	Profit (loss) before taxes	(495,228)	(240,665)	74,671	(588,951)
3.08	Income tax and social contribution	(144,728)	(281,676)	(28,413)	(141,821)
3.09	Profit (loss) from continued operations	(639,956)	(522,341)	46,258	(730,772)
3.10	Profit (loss) from discontinued operations	0	0	(135)	198
3.11	Consolidated Profit (loss) for the year	(639,956)	(522,341)	46,123	(730,574)
3.11.01	Profit attributable to the controlling interests	(659,394)	(573,764)	30,853	(754,338)
3.11.02	Profit attributable to the non-controlling interests	19,438	51,423	15,270	23,764
3.99.01.01	Common shares	(0.48587)	(0.42278)	0.02273	(0.55583)
3.99.02.01	Common shares	(0.48587)	(0.42278)	0.02273	(0.55583)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016
4.01	Consolidated profit (loss) for the year	(639,956)	(522,341)	46,123	(730,574)
4.02	Other comprehensive income	12,992	180,784	412,619	829,930
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	28	58	29	114
4.02.04	Cumulative translation adjustments for the year	169,101	129,458	(278,981)	(460,092)
4.02.05	Available-for-sale assets	65,199	118,498	95,500	127,853
4.02.09	(Loss) / gain on the percentage change in investments	0	2,814	584	584
4.02.10	Gain (loss) on cash flow hedge accounting	(198,906)	(65,862)	538,461	1,072,884
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	5,319	21,721	7,826	20,523
4.02.13	Gain (Loss) on hedge of net investment in foreign operations.	(27,749)	(25,903)	49,200	68,064
4.03	Consolidated comprehensive income for the year	(626,964)	(341,557)	458,742	99,356
4.03.01	Attributed to controlling Shareholders	(646,402)	(392,980)	443,472	75,592
4.03.02	Attributed to non-controlling Shareholders	19,438	51,423	15,270	23,764

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
6.01	Net cash from operating activities	(491,240)	(730,946)
6.01.01	Cash from operations	1,712,893	(118,710)
6.01.01.01	Profit (loss) attributable to the controlling interests	(573,764)	(754,338)
6.01.01.02	Profit (loss) attributable to the non-controlling interests	51,423	23,764
6.01.01.03	Financial charges in borrowing and financing raised	1,324,092	1,485,733
6.01.01.04	Financial charges in borrowing and financing granted	(37,123)	(26,838)
6.01.01.05	Depreciation, depletion and amortization	767,676	637,392
6.01.01.06	Equity in in results of affiliated companies	(60,498)	(63,407)
6.01.01.07	Deferred tax	94,862	87,731
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	10,520	(23,909)
6.01.01.09	Exchange differences, net	164,655	(1,359,310)
6.01.01.10	Gain (loss) from derivative financial instruments	(18,241)	362
6.01.01.16	Write-down of PPE and Intangible assets	36,175	26,988
6.01.01.17	Gain on repurchase of debt securities	0	(146,214)
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	(35,558)	0
6.01.01.20	Others	(11,326)	(6,664)
6.01.02	Changes in assets and liabilities	(2,204,133)	(612,236)
6.01.02.01	Trade receivables - third parties	(382,425)	(112,548)
6.01.02.02	Trade receivables - related parties	18,306	(8,526)
6.01.02.03	Inventories	(448,196)	1,107,265
6.01.02.04	Receivables - related parties	(2,809)	0
6.01.02.05	Tax assets	(60,014)	235,524
6.01.02.06	Judicial deposits	(23,484)	24,624
6.01.02.08	Trade payables	296,934	(96,459)
6.01.02.09	Payroll and related taxes	39,141	4,580
6.01.02.10	Taxes in installments – REFIS	(60,177)	(45,162)
6.01.02.12	Payables to related parties	(10,199)	4,212
6.01.02.14	Interest paid	(1,502,635)	(1,583,668)
6.01.02.15	Interest received - Related Parties	8,678	0
6.01.02.17	Others	(77,253)	(142,078)
6.02	Net cash used in investing activities	(387,889)	(1,287,504)
6.02.02	Advance for future capital increase	0	(190,435)
6.02.03	Purchase of property, plant and equipment	(427,426)	(797,054)
6.02.09	Receivable/payable from derivative financial instruments	19,657	(715,547)
6.02.10	Acquisition of intangible assets	(274)	(6)
6.02.11	Intercompany loans granted	(15,188)	0
6.02.12	Intercompany loans received	12,116	0
6.02.13	Financial Investments, net of redemption	23,226	415,538
6.03	Net cash used in financing activities	(399,140)	(671,439)
6.03.01	Borrowings and financing, net of transaction cost	0	(26,950)
6.03.03	Funding Forfaiting / Drawee Risk	0	78,240
6.03.04	Payment Forfaiting / Drawee Risk	0	(257,631)
6.03.05	Amortization of borrowings and financing	(399,140)	(307,395)
6.03.09	Buyback of debt securities	0	(157,703)
6.04	Exchange rate on translating cash and cash equivalents	(1,554)	(32,122)
6.05	Increase (decrease) in cash and cash equivalents	(1,279,823)	(2,722,011)
6.05.01	Cash and equivalents at the beginning of the year	4,871,162	7,861,052
6.05.02	Cash and equivalents at the end of the year	3,591,339	5,139,041

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 06/30/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	(573,764)	180,784	(392,980)	51,423	(341,557)
5.05.01	Profit (loss) for the year	-	-	-	(573,764)	0	(573,764)	51,423	(522,341)
5.05.02	Other comprehensive income	-	-	-	0	180,784	180,784	0	180,784
5.05.02.04	Translation adjustments for the year	-	-	-	0	129,458	129,458	0	129,458
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	0	58	58	0	58
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	0	118,498	118,498	0	118,498
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	0	2,814	2,814	0	2,814
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	(44,141)	(44,141)	0	(44,141)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	0	(25,903)	(25,903)	0	(25,903)
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	1	1
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	1	1
5.07	Closing balance	4,540,000	30	-	(1,875,725)	3,137,243	5,801,548	1,241,417	7,042,965

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2016 to 06/30/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	-	-	-	(754,338)	829,930	75,592	23,764	99,356
5.05.01	Profit (loss) for the year	-	-	-	(754,338)	0	(754,338)	23,764	(730,574)
5.05.02	Other comprehensive income	-	-	-	0	829,930	829,930	0	829,930
5.05.02.04	Translation adjustments for the year	-	-	-	0	(460,092)	(460,092)	0	(460,092)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	0	114	114	0	114
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	0	127,853	127,853	0	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	0	584	584	0	584
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	1,072,884	1,072,884	0	1,072,884
5.05.02.12	Realization of cash flow hedge reclassified to the income statement	-	-	-	0	20,523	20,523	0	20,523
5.05.02.13	(Loss) / gain on net investment hedge, net of taxes	-	-	-	0	68,064	68,064	0	68,064
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	(607)	(607)
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	(607)	(607)
5.07	Closing balance	4,540,000	30	-	(1,121,552)	2,620,623	6,039,101	1,150,936	7,190,037

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 06/30/2017	01/01/2016 to 06/30/2016
7.01	Revenues	9,995,812	9,256,589
7.01.01	Sales of products and rendering of services	10,005,651	9,280,632
7.01.02	Other revenues	4,412	(14,552)
7.01.04	Allowance for (reversal of) doubtful debts	(14,251)	(9,491)
7.02	Raw materials acquired from third parties	(6,570,310)	(6,674,582)
7.02.01	Cost of sales and services	(5,241,057)	(5,395,787)
7.02.02	Materials, electric power, outsourcing and other	(1,297,496)	(1,278,427)
7.02.03	Impairment/recovery of assets	(31,757)	(368)
7.03	Gross value added	3,425,502	2,582,007
7.04	Retentions	(767,676)	(634,938)
7.04.01	Depreciation, amortization and depletion	(767,676)	(634,938)
7.05	Wealth created	2,657,826	1,947,069
7.06	Value added received	360,365	(751,008)
7.06.01	Equity in income of affiliates	60,498	62,356
7.06.02	Finance income	205,229	382,572
7.06.03	Others	94,638	(1,195,936)
7.06.03.01	Others and exchange gains	94,638	(1,195,936)
7.07	Wealth for distribution	3,018,191	1,196,061
7.08	Wealth distributed	3,018,191	1,196,061
7.08.01	Personnel	1,114,933	1,023,430
7.08.01.01	Salaries and wages	869,017	818,379
7.08.01.02	Benefits	197,980	155,501
7.08.01.03	Severance payment (FGTS)	47,936	49,550
7.08.02	Taxes, fees and contributions	791,757	633,194
7.08.02.01	Federal	638,338	522,032
7.08.02.02	State	142,565	101,022
7.08.02.03	Municipal	10,854	10,140
7.08.03	Remuneration on third-party capital	1,633,842	270,209
7.08.03.01	Interest	1,469,572	1,647,382
7.08.03.02	Leases	14,196	10,041
7.08.03.03	Others	150,074	(1,387,214)
7.08.03.03.01	Others and exchange losses	150,074	(1,387,214)
7.08.04	Remuneration on Shareholders' capital	(522,341)	(730,574)
7.08.04.03	Retained earnings (accumulated losses)	(573,764)	(754,338)
7.08.04.04	Non-controlling interests in retained earnings	51,423	23,764
7.08.05	Others	0	(198)
7.08.05.01	Gain (loss) on discontinued operations	0	(198)

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Comments on the Company’s Consolidated Performance

2Q17 Earnings Release

Companhia Siderúrgica Nacional (CSN) (B3 S.A. - BRASIL BOLSA BALCÃO S.A. - BRASIL BOLSA BALCÃO: CSNA3) (NYSE: SID) discloses results for the second quarter of 2017 (2Q17). The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the second quarter of 2017 (2Q17) and comparisons are for the first quarter of 2017 (1Q17) and for the second quarter of 2016 (2Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.3076 on June 30, 2017 and R$3.1684 on March 31, 2017.

Operating and Financial Highlights

•         EBITDA totaled R$896 million, 5% up on 2Q16, accompanied by an EBITDA margin of 20%.

•         Iron ore sales reached 7,8 million tonnes, 8% higher than in 1Q17.

•         In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17.

•         The net debt/EBITDA ratio closed 2Q17 at 5.7x, following a downward path.

Highlights	2Q16	1Q17	2Q17	Change
2Q17	x	1Q17	2Q17	x	2Q16

Steel Sales (thousand t)	1,251	1,194	1,174	-2%	-6%
- Domestic Market	53%	52%	56%	4%	-4%
- Overseas Subsidiaries	40%	41%	39%	-2%	1%
- Exports	7%	7%	5%	-2%	3%

Iron Ore Sales (thousand t)1	9,267	7,244	7,818	8%	-16%
- Domestic Market	7%	19%	17%	-2%	10%
- Exports	93%	81%	83%	2%	-10%

Consolidated Results (R$ Million)
Net Revenue	4,164	4,412	4,311	-2%	4%
Gross Profit	924	1,318	985	-25%	7%
Adjusted EBITDA	855	1,333	896	-33%	5%

Adjusted Net Debt	25,873	25,477	26,754	5%	3%
Adjusted Cash Position	5,678	5,146	4,545	-12%	-20%
Net Debt / Adjusted EBITDA	8.3x	5.4x	5.7x	0.2x	(2.6x)

¹Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It has also included the Company’s stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

²Adjusted Net Debt and Adjusted Cash Position include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

CSN’s Consolidated Results

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•         Net revenue totaled R$4,311 million in 2Q17, in line with the steel product sales volume compared with the immediately previous quarter and the slight upturn in shipped volume in the mining segment, but negatively affected by decrease iron prices compared with the previous quarter.

•         COGS came to R$3,326 million in 2Q17, 8% higher than in the previous quarter.

•         Gross profit totaled R$985 million, 25% down on 1Q17, while the gross margin reached 22.8%, slight fall in net revenue and 8% higher COGS compared with the previous quarter.

•         Selling, general and administrative expenses amounted to R$592 million in 2Q17, 21% higher than in 1Q17, especially due to the higher share of iron ore CIF sales in the mix.

•         Other operating income (expenses) was a net expense of R$99 million in 2Q17, exactly in line with the previous quarter.

•         In 2Q17, the net financial result was negative by R$829 million, as a result of financial expenses of R$912 million. the financial expenses were reduced by the financial revenue of R$84 million, the exchange rate variation was negatively affected in 2Q17.

Financial Result (R$ Million)	2Q16	1Q17	2Q17
Financial Result - IFRS	(190)	(497)	(829)
Financial Revenues	141	103	84
Financial Expenses	(331)	(601)	(912)
Financial Expenses (ex-exchange rates variation)	(826)	(787)	(683)
Result with Exchange Rate Variation	495	186	(229)
Monetary and Exchange Rate Variation	1,202	308	(461)
Hedge Accounting	(588)	(135)	227
Notional Amount of Derivatives Contracted	(119)	13	5
Others	-	-	-

•         CSN’s equity result was a positive R$40 million in 2Q17, versus R$20 million in 1Q17. This result was chiefly due to the improved performance of MRS.

Share of Profit (Loss) of Investees (R$ million)	2Q16	1Q17	2Q17	Change
2Q17	x	1Q17	2Q17	x	2Q16
MRS Logística	32	39	54	40%	69%
CBSI	-	0	1	-	-
TLSA	(4)	(4)	(5)	25%	25%
Arvedi Metalfer BR	-	(1)	1	-	-
Eliminations	(10)	(13)	(11)	-15%	-10%
Unrealized Profit	(2)	-	-	-	-
Share of Profits (Losses) of Investees	17	20	40	100%	135%

•          CSN recorded a second-quarter net loss of R$640 million, versus net income of R$118 million in 1Q17.

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Adjusted EBITDA (R$ million)	2Q16	1Q17	2Q17	Change
2Q17	x	1Q17	2Q17	x	2Q16
Profit (Loss) for the Period	46	118	(640)	-	-
(-) Depreciation	303	390	356	-9%	17%
(+) Income Tax and Social Contribution	28	137	145	6%	-
(-) Net Financial Result	190	497	829	67%	-
EBITDA (CVM Instruction 527)	575	1,142	689	-40%	20%
(+) Other Operating Income/Expenses	179	99	99	-	-42%
(+) Share of Profit (Loss) of Investees	(17)	(20)	(40)	-	-
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	125	113	147	30%	18%
Adjusted EBITDA	855	1,333	896	-33%	5%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•  Adjusted EBITDA amounted to R$896 million in 2Q17, accompanied by an adjusted EBITDA margin of 20.8%, in line with 2Q16.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

Debt

On June 30, 2017, consolidated net debt totaled R$26,754 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.7x.

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Foreign Exchange Exposure

The net FX exposure of our consolidated balance sheet excluding Perpetual Bond on June 30, 2017 was US$689 million, as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	3/31/2017	6/30/2017
Cash	1,091	890
Accounts Receivable	335	406
Total Assets	1,426	1,296
Borrowings and Financing	(4,327)	(4,324)
Suppliers	(115)	(70)
Other Liabilities	(15)	(13)
Total Liabilities	(4,458)	(4,407)
Foreign Exchange Exposure	(3,032)	(3,110)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,429	1,421
Net Foreign Exchange Exposure	(1,603)	(1,689)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(603)	(689)

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Capex

CSN invested R$239 million in 2Q17.

Capex (R$ million)	2Q16	1Q17	2Q17
Steel	132	92	102
Mining	61	59	106
Cement	261	24	20
Logistics	13	13	11
Other	0	0	0
Total Capex - IFRS	467	188	239

Working Capital

As a result, working capital invested in the Company’s business totaled R$3,597 million in 2Q17, R$566 million more than in 1Q17, chiefly due increase in accounts receivable and inventories.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

Working Capital (R$ Million)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Assets	4,874	5,526	6,252	725	1,378
Accounts Receivable	1,579	1,849	2,300	450	721
Inventories Turnover	3,108	3,562	3,744	182	636
Advances to Taxes	186	115	207	92	21
Liabilities	2,074	2,495	2,655	160	581
Suppliers	1,345	1,934	2,078	144	733
Salaries and Social Contribution	260	252	294	43	34
Taxes Payable	418	190	183	-6	-235
Advances from Clients	51	119	100	-19	49
Working Capital	2,799	3,031	3,597	566	798

Turnover Ratio (days)	2Q16	1Q17	2Q17	Change
				2Q17 x 1Q17	2Q17 x 2Q16
Receivables	31	33	41	8	10
Supplier Payment	39	56	59	3	20
Investory Turnover	90	104	106	2	16
Cash Conversion Cycle	82	81	88	7	6

Results by Segment

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The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy. The main assets and/or companies comprising each segment are presented below:

Notes:As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result have included all the information related to this new company.

Net Revenue by Segment – 2Q17 (R$ million)

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Results 2Q17 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eli minations	Consolidated

Net Revenue	3,055	1,067	52	364	114	111	(452)	4,311
Domestic Market	1,749	246	52	364	114	111	(674)	1,963
Foreign Market	1,305	821	-	-	-	-	222	2,348
Cost of Goods Sold	(2,628)	(742)	(38)	(244)	(126)	(71)	523	(3,326)
Gross Profit	426	325	15	121	(13)	40	71	985
Selling, General and Administrative Expenses	(271)	(42)	(7)	(23)	(20)	(7)	(222)	(592)
Depreciation	172	124	4	65	33	6	(48)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	(0)	39	(53)	896

1Q17 Result	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
(R$ million)
Net Revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic Market	1,789	190	55	323	126	90	(584)	1,990
Exports	1,283	984	-	-	-	-	156	2,422
Cost of Goods and Services Sold	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross Profit	677	538	18	43	(4)	21	25	1,318
S&A expenses	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportionate EBITDA of Jointly-Owned Subsidiaries	-	-	-	-	-	-	113	113
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

Steel

According to the World Steel Association (WSA), global crude steel production totaled 836 million tonnes in the first half of 2017, 4.5% more than in the same period last year. According to the Brazilian Steel Institute – IABr, domestic crude steel production came to 16.7 million tonnes, 12.4% up. Apparent steel consumption grew by 2.8%, to 9.2 million tonnes, with domestic sales of 8.1 million tonnes and imports of 1.2 million tonnes. Exports totaled 7.3 million tonnes, 9.2% more than in the same period last year. According to INDA (the Brazilian Steel Distributors’ Association), first-half steel purchases by distributors declined by 4.1% year-on-year, totaling 1.4 million tonnes. Inventories stood at 955,900 tonnes at the close of 2Q17, 0.7% more than in the previous month, while inventory turnover fell to 4.3 months.

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Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.3 million units in 1H17, 23.3% up on 1H16. In the same period, new light car, commercial vehicle, truck and bus licensing increased by 8.0% to 913,000 units.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 7.1% between 1H16 and 1H17.

Home Appliances

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in the year through June fell by 1.8% over the same period last year.

Results from CSN’s Steel Operation

•          Total sales came to 1,173,000 tonnes in 2Q17, 2% less than in 1Q17, broken down as follows: 56% from the domestic market, 39% from our subsidiaries abroad and 5% from exports.

•          In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17. Of this total, 592,000 tonnes corresponded to flat steel and 60,000 tonnes to long steel.

•         Foreign steel sales amounted to 521,000 tonnes in 2Q17, 10% down on the previous three months. Of this total, exports reached 64,000 tonnes, the overseas subsidiaries sold 457,000 tonnes, 157,000 of which by LLC, 205,000 by SWT and 95,000 by Lusosider.

•         In the second quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, in line with 1Q17, considering all the markets in which the Company operates. The foreign market was one of the quarter's highlights, with the share of coated products remaining high, at 88% in 2Q17.

•          Net revenue totaled R$3,055 million in 2Q17, in line with 1Q17. Net average revenue per tonne stood at R$2,536, 1% higher than 1Q17.

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• COGS moved up by 10% over the previous quarter, to R$2,628 million.
• The production cost amounted to R$2,093 million in 2Q17, 12% more than in 1Q17, must highlight the higher production in 2Q17, 9% upturn in the slab production volum. The cost was affected by the higher iron ore, coke and scrab price, besides that, maintenance of the blast furnace #3 and the hot strip mill. The slab production cost came to R$ 1,414/t, 3% higher than 1Q17.

Flat Steel Production
(Thousand tonnes)
Total Slabs (UPV + Third Parties)
Crude Steel Production
Third Parties Slabs
Total Rolled Products
Total Long Products

Mining

After the price surge that enabled less competitive producers to return to the market, iron ore prices fell substantially following increased supply and port inventories. In addition, the monetary tightening by the Chinese government restricted steelmakers’ access to credit, also contributing to the slowdown in Chinese exports. Given this scenario, the commodity’s price averaged US$62.90/dmt (Platts, Fe62%, N. China) in 2Q17, 27% down on the previous quarter.

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In 2Q17, seaborne freight charges were impacted by increased transoceanic cargo volume, which in turn pushed up vessel rental costs. Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$13.56/t in 2Q17, 4% up on 1Q17.

Results from CSN’s Mining Operations

•         In 2Q17, iron ore production totaled 7,9 million tonnes, in line with 1Q17.

•         Iron ore sales reached 7,8 million tonnes in 2Q17, 8% up on 1Q17, in the quarter, 1.3 million tonnes from CSN Mineração were sold to CSN’s Presidente Vargas Plant.

Production Volume and Mining Sales	2Q16	1Q17	2Q17	Change
(thousand t)	2Q17	x	1Q17	2Q17	x	2Q16
Iron Ore Production	8,537	7,858	7,948	1%	-7%
Third Parties Purchase	1,376	137	167	22%	-88%
Total Production + Purchase	9,913	7,995	8,115	1%	-18%
UPV Sale	695	1,347	1,307	-3%	88%
Third Parties Sales Volume	8,572	5,897	6,511	10%	-24%
Total Sales	9,267	7,244	7,818	8%	-16%

•        Net revenue from mining operations totaled R$1,067 million, 9% lower than in 1Q17.  CFR+FOB unit revenue stood at US$49,5/t in 2Q17, 20% less than in the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) also fell by 27% in the same period.

•        Mining COGS came to R$742 million in 2Q17, 17% lower than in 1Q17.

•        Adjusted EBITDA totaled R$408 million in 2Q17, 34% down on 1Q17, with an adjusted EBITDA margin of 38.2%, 14.6p.p. lower than in 1Q17.

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 4Q16.

Logistics

Railway Logistics: Net revenue stood at R$364 million in 2Q17, generating EBITDA of R$163 million, accompanied by an EBITDA margin of 45%.

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Port Logistics: Sepetiba Tecon handled 39,000 containers, in addition to 212,000 tonnes of steel products and 1,000 tonnes of general cargo in 2Q17. Net revenue totaled R$52 million, generating EBITDA of R$12 million, accompanied by an EBITDA margin of 23%.

Sepetiba TECON Highlights	2Q16	1Q17	2Q17	Change
				2Q17	x	1Q17	2Q17	x	2Q16
Containers Volume (thousand units)	32	30	39	30%			24%
Steel Products Volume (thousand t)	197	275	212	-23%			8%
General Cargo Volume (thousand t)	1	5	1	-80%			77%

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production increased by 2.1% in the first six months of 2017.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 26 million tonnes in the first half of 2017, 8.8% less than in the same period the year before.  For 2017 as a whole, SNIC estimates an annual decline of 5% to 9% in sales.

Results from CSN’s Cement Operations

In 2Q17, cement sales totaled 831,000 tonnes, 1% up on 1Q17, while net revenue amounted to R$114 million.

Cement Highlights				Change
	2Q16	1Q17	2Q17
(thousand t)				2Q17	x	1Q17	2Q17	x	2Q16
Total Production	606	817	841		3%			39%
Total Sales	594	821	831		1%			40%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 233 GWh in the first six months of 2017, 0.4% more than in the same period last year. Consumption in the industrial segment remained flat in the period, edging up by a mere 0.1%.

Results from CSN’s Energy Operations

In 2Q17, net revenue from energy operations totaled R$111 million, EBITDA stood at R$39 million and the EBITDA margin was 35%.

Capital Market

CSN’s shares depreciated by 20% in 2Q17, while the IBOVESPA dropped by 4% in the same period. Daily traded volume on the B3 S.A. - BRASIL BOLSA BALCÃO averaged R$67.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) fell by 25%, versus the Dow Jones’ 3% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$5.1 million.

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2Q17
Number of shares in thousands	1,387,524
Market Cap:
Closing price (R$/share)	7.18
Closing price (US$/ADR)	2.15
Market cap (R$ million)	9,962
Market cap (US$ million)	2,983
Total return including dividends and interest on equity
CSNA	-20%
SID	-25%
Ibovespa	-4%
Dow Jones	3%
Volume
Daily average (thousand shares)	7,173
Daily average (R$ thousand)	67,954
Daily average (thousand ADRs)	2,333
Daily average (US$ thousand)	5,132
Source: Bloomberg

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí - TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where it already operates a clinker kiln using limestone from a Company’s mine and two cement mills. With this project, the cement production capacity in the Southeast may reach 4.4 million tons per year. In a later stage the Company evaluates the implementation of an advanced milling unit, adding another 1 million tons.

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•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operates the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (Tecon) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At Tecon, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at Tecar, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 24 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

In 2017, the Company paid, including principal and interest, approximately R$4 billion of its borrowings and financing. During 2018 the borrowings are expected to be paid and, including interest to be incurred next year, amount to approximately R$7.7 billion.

The financial leverage may adversely affect the businesses, financial conditions and operating results, entailing the following:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings and financing.

•         Exposure to (i) fluctuations in interest rates due to the renegotiation of debts and eventual new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings and financing is denominated in foreign currency.

•         Increase in economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

The Company’s ability to continue as a going concern depends, therefore, on the achievement of operating targets defined by Management, and on the refinancing of existing debts and/or actions related to financial deleveraging.

In addition to the continuous focus on operating income improvement, Management has various initiatives in progress to increase the Company’s liquidity through the extension of payment terms of borrowings and financing.

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This plan was started in 2015 with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. For 2017, Management remains committed to the plan to extend it debt payment term, mainly those of short term, seeking the renegotiation of borrowings and financing in the amount of R$ 1.5 billion.

Additionally, Management studies financial deleveraging alternatives based on the disposal of non-strategic assets; however, it is not possible to affirm that these sales will occur within a twelve-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on Management’s cash flow projections that covered the operating period until December 2018, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings and financing, Management believes that the Company has the appropriate resources to continue as a going concern in a reasonably foreseeable period of time. Accordingly, the Company’s financial information for the quarter ended June 30, 2017 has been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (“CFC”). All the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities.

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 2 to the Company’s financial statements for the year ended December 31, 2016, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2016.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Business combination

Note 04 - Noncurrent assets held for sale and results from discontinued operations

Note 10 - Investments

Note 17 - Taxes in installments

Note 18 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 28 – Employee benefits

Note 30 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on December 22, 2017.

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2.b) Basis of presentation

The consolidated condensed interim financial information is presented in Brazilian reais, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of June 30, 2017, US$1 is equivalent to R$3.3082 (R$3.2591 as of December 31, 2016) and €1 is equivalent to R$3.7750 (R$3.4384 as of December 31, 2016), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended June 30, 2017 and year ended December 31, 2016 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                      Companies

	Equity interests (%)
Companies	06/30/2017	12/31/2016	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	100.00	100.00	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A.	100.00	100.00	Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN	100.00	100.00	Commercial representation, sale of steel and related activity
Lusosider Ibérica S.A. (1)	99.94		Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (1)	87.52		Sale and product representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	49.02	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

 (*) Dormant companies, therefore, they are presented in note 8.a., where information on companies accounted for under the equity method is disclosed;

(1)   Companies incorporated in 2017.

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	06/30/2017	12/31/2016	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

2.d) Restatement of account balances as of June 2016

The Company reclassified the cash flow hedge result for the second quarter of 2016 from finance income to other operating expenses in the amount of R$20,523 (in line with the classification used in 2017).

The Company also reclassified the result for June 2016 of subsidiary Cia. Metalic do Nordeste (“Metalic”) to the group of discontinued operations to allow a better comparability due to the sale of 100% of the shares to Can-Pack S.A. in November 2016.

The effects of the reclassifications are shown below:

			Consolidated			Parent Company
			06/30/2016			06/30/2016
	As originally reported	Reclassifications	Restated	As originally reported	Reclassifications	Restated
Net revenue	8,193,149	(32,036)	8,161,113	4,169,314		4,169,314
Cost of goods sold	(6,344,665)	31,310	(6,313,355)	(3,545,062)		(3,545,062)
Operating income (expenses)	(1,343,279)	(18,989)	(1,362,268)	(1,493,524)	(20,721)	(1,514,245)
Selling expenses	(844,604)	2,044	(842,560)	(306,229)		(306,229)
General and administrative expenses	(264,341)	19	(264,322)	(195,627)		(195,627)
Equity results	63,407	(1,051)	62,356	(806,769)	(198)	(806,967)
Other operating income (expenses), net	(297,741)	(20,001)	(317,742)	(184,899)	(20,523)	(205,422)
Income before financial results	505,205	(19,715)	485,490	(869,272)	(20,721)	(889,993)
Finance income (expenses), net	(1,093,958)	19,517	(1,074,441)	112,485	20,523	133,008
Income before income tax and social contribution	(588,753)	(198)	(588,951)	(756,787)	(198)	(756,985)
Income tax and social contribution	(141,821)		(141,821)	2,449		2,449
Profit (loss) from continued operations	(730,574)	(198)	(730,772)	(754,338)	(198)	(754,536)
Profit (loss) from discontinued operations		198	198		198	198
Loss for the period	(730,574)		(730,574)	(754,338)		(754,338)
Attributable to:
Participation of controlling interest	(754,338)		(754,338)	(754,338)		(754,338)
Participation of non-controlling interest	23,764		23,764
	(730,574)		(730,574)	(754,338)		(754,338)

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3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Current
Cash and cash equivalents
Cash and banks	213,287	502,480	33,292	30,308

Short-term investments
In Brazil:
Government securities	18,327	17,929	10,014	17,178
Private securities	433,167	1,390,707	108,754	1,216,461
	451,494	1,408,636	118,768	1,233,639
Abroad:
Time deposits	2,926,558	2,960,046	389,810	202,799
Total short-term investments	3,378,052	4,368,682	508,578	1,436,438
Cash and cash equivalents	3,591,339	4,871,162	541,870	1,466,746

The funds available at the parent company and subsidiaries established in Brazil are basically invested in investment funds, considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds include repurchase agreements backed by private and government securities, with fixed rate income and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize any losses on investments and transactions carried out. The investments in funds were consolidated.

A significant part of the funds is invested abroad in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

4.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
CDB - Bank certificate of deposit (1)	692,550	658,476	692,550	658,476
Government securities (2)	44,615	101,915	36,418	99,957
	737,165	760,391	728,968	758,433

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee.

2.    Investments in National Treasury Bills (LFT) managed by its exclusive funds, which secure futures contracts traded at B3 - Brasil, Bolsa, Balcão detailed in note 12(b), total R$29,365 (R$56,151 as of December 31, 2016) and LFT securing investments total R$15,250 (45,765 as of December 31, 2016).

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5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Trade receivables
Third parties
Domestic market	1,150,095	1,027,639	921,174	733,608
Foreign market	1,225,556	919,936	122,395	67,652
	2,375,651	1,947,575	1,043,569	801,260
Allowance for doubtful accounts	(186,772)	(172,782)	(138,886)	(124,351)
	2,188,879	1,774,793	904,683	676,909
Related parties (note 17 a)	111,531	129,837	1,067,048	1,034,098
	2,300,410	1,904,630	1,971,731	1,711,007

Other receivables
Dividends receivable (note 17 a) (*)	75,631	37,679	885,202	873,473
Advances to employees	25,170	34,607	14,157	21,953
Other receivables	16,739	18,471	14,169	18,418
	117,540	90,757	913,528	913,844
	2,417,950	1,995,387	2,885,259	2,624,851

 (*) Refers mainly to dividends receivable from CSN Mineração S.A. amounting to R$ 843,770.

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$245,313 as of June 30, 2017 (R$263,644 as of December 31, 2016), less the trade receivables.

The gross balance of receivables from third parties is comprised as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Current	1,678,298	1,381,255	490,273	404,259
Past-due up to 180 days	277,009	245,012	193,926	139,036
Past-due over 180 days	420,344	321,308	359,370	257,965
	2,375,651	1,947,575	1,043,569	801,260

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Opening balance	(172,782)	(151,733)	(124,351)	(112,502)
Estimated losses	(28,859)	(25,474)	(27,189)	(16,347)
Recovery of receivables	14,869	4,425	12,654	4,498
Closing balance	(186,772)	(172,782)	(138,886)	(124,351)

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6.     INVENTORIES

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Finished goods	1,512,402	1,183,619	1,145,038	784,130
Work in progress	963,558	674,860	814,305	557,598
Raw materials	994,592	1,124,158	644,791	767,020
Spare Parts	828,635	824,478	420,732	412,206
Iron ore	273,581	255,029	13,640	18,899
Advances to suppliers	2,628	3,168	1,453	1,689
(-) Provision for losses	(126,070)	(101,176)	(44,869)	(37,312)
	4,449,326	3,964,136	2,995,090	2,504,230

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Opening balance	(101,176)	(111,427)	(37,312)	(40,462)
Reversal / (losses) for slow-moving and obsolescence	(24,894)	10,251	(7,557)	3,150
Closing balance	(126,070)	(101,176)	(44,869)	(37,312)

7.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Judicial deposits (note 15)			355,639	331,258			286,119	273,038
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	836,645	780,715	390,956	386,872	527,062	471,955	208,311	178,773
Prepaid expenses	62,426	27,011	25,531	20,421	28,565	2,785	6,780
Actuarial asset - related party (note 17 a)			102,195	119,854			95,787	109,106
Derivative financial instruments (Note 12 I)	535	2,298
Exclusive funds					535
Securities held for trading (note 12 I)	2,883	2,966			2,717	2,818
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 12 I)			13,880	15,291			1,435	2,847
Loans with related parties (note 17 and 12 I)			511,478	479,960	30,845	25,602	405,766	375,716
Other receivables from related parties (note 17 a)	3,708	5,768	31,270	32,020	19,584	132,384	315,557	311,414
Others	62,124	33,255	59,802	72,273			59,440	71,696
	968,321	852,013	1,708,622	1,675,820	609,308	635,544	1,452,567	1,395,962

1.    Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.    Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.

3.    Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the second half of 2018.

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8.     INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2017.

8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

								06/30/2017				12/31/2016	06/30/2016
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation in				% Direct equity interest	Participation in			Adjusted
					Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	5,846,897	5,899,540	(52,643)	(260,410)	100.00	6,436,140	6,228,374	207,766	(74,813)
CSN Islands IX Corp.	(1)												(1,384)
CSN Islands XI Corp.		50,000		100.00	2,541,398	2,552,581	(11,183)	(31,879)	100.00	2,530,563	2,509,866	20,697	29,165
CSN Islands XII Corp.		1,540		100.00	2,222,863	3,312,705	(1,089,842)	(70,544)	100.00	2,244,240	3,263,539	(1,019,299)	143,336
CSN Minerals S.L.U.		3,500		100.00	3,581,911	10,470	3,571,441	282,901	100.00	3,833,669	9,840	3,823,829	(835,350)
CSN Export Europe, S.L.U.		3,500		100.00	684,183	33,847	650,336	14,051	100.00	666,362	30,077	636,285	(201,146)
CSN Metals S.L.U.		16,504,020		100.00	653,711	23,971	629,740	14,000	100.00	636,408	20,668	615,740	(189,903)
CSN Americas S.L.U.		3,500		100.00	1,494,847	4,565	1,490,282	141,885	100.00	1,492,678	4,445	1,488,233	(234,309)
CSN Steel S.L.U.		22,042,688		100.00	2,446,524	1,564,544	881,980	33,349	100.00	2,537,179	1,585,977	951,202	333,219
Sepetiba Tecon S.A.		254,015,052		99.99	450,168	164,541	285,627	9,585	99.99	441,214	165,172	276,042	9,927
Minérios Nacional S.A.		66,393,587		99.99	74,591	27,177	47,414	(6,482)	99.99	74,738	28,038	46,700	(7,460)
Fair Value - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	34,230	28,528	5,702	(5,562)	99.99	32,816	21,552	11,264	(6,995)
Companhia Metalúrgica Prada		313,651,399		99.99	694,566	560,675	133,891	(14,937)	99.99	769,337	620,509	148,828	(32,694)
CSN Mineração S.A.		158,419,480		87.52	13,611,294	5,112,325	8,498,969	402,265	87.52	13,039,767	4,943,090	8,096,677	163,145
CSN Energia S.A.		43,150		100.00	115,729	52,544	63,185	29,072	100.00	109,290	39,654	69,636	12,879
FTL - Ferrovia Transnordestina Logística S.A.		395,302,149		90.78	427,892	129,614	298,278	(59,606)	90.78	484,218	126,334	357,884	904
Companhia Florestal do Brasil		38,364,462		99.99	35,199	4,783	30,416	(2,259)	99.99	35,206	5,179.0	30,027	(964)
Nordeste Logística		99,999		99.99	80	55	25	(1)	99.99	81	55	26	(55)
CGPAR - Construção Pesada S.A.		100,000		100.00	34,194	20,139	14,055	723	100.00	40,889	27,558	13,331
Fair Value of property, plant and equipment - CGPAR							50,008	(3,940)				53,949
					34,950,277	19,502,604	17,621,188	472,211		35,404,795	19,629,927	17,952,324	(892,498)
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	274,093	24,785	249,308	5,288	48.75	282,383	27,728	254,655	4,639
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,485,292	841,912	643,380	46,210	18.64	1,411,526	795,903	615,623	46,531
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	17,219	14,073	3,146	1,090	50.00	13,574	11,517	2,057	1,417
CGPAR - Construção Pesada S.A.	(2)												3,091
Transnordestina Logística S.A.		24,168,304		46.28	3,720,689	2,505,923	1,214,766	(8,798)	49.02	3,786,556	2,566,315	1,220,241	(10,742)
Fair Value allocated to TLSA on loss of control							271,116					271,116
					5,497,293	3,386,693	2,381,716	43,790		5,494,039	3,401,463	2,363,692	44,936
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	52,802	48,063	4,739	447	20.00	53,101	48,258	4,843	(44)
					52,802	48,063	4,739	447		53,101	48,258	4,843	(44)
Classified ad available for sale (note 12 I)
Usiminas							1,471,884					1,353,664
Panatlântica							20,881					20,604
							1,492,765					1,374,268
Other investments
Profits on subsidiaries' inventories							(54,053)	20,405				(74,459)	45,041
Others	(3)						63,539	(553)				63,541	(4,402)
							9,486	19,852				(10,918)	40,639
Total investments							21,509,894	536,300				21,684,209	(806,967)

Classification of investments in the balance sheet
Investments in assets							22,663,562					22,703,508
Investments with equity deficit							(1,153,668)					(1,019,299)
							21,509,894					21,684,209

(1)         Company liquidated in 2016;

(2)         Acquisition of control in 2016.

(3)          Refers mainly to the goodwill of the subsidiary Cia Metalúrgica Prada amounting to R$63,509.

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The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit (loss) for the period refer to the interests held by CSN in those companies.

8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Classified in assets - Investiments	4,568,451	3,998,239	22,703,508	25,517,369
Classified in liabilities - Provision for investments with equity deficit			(1,019,299)	(1,095,086)
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Capital increase/acquisition of shares	509	190,651	10,353	242,854
Dividends (1)	(36,959)	(36,765)	(945,893)	(2,469,827)
Comprehensive income (2)	121,374	713,442	224,925	314,230
Equity pickup (3)	84,583	108,031	536,300	(370,343)
Reclassification of Metallic's investment on September 30, 2016 to held for sale				(123,290)
Reclassification of Metallic's result for discontinued operations				(6,786)
Acquisition of 50% interest in CGPAR				8,608
Fair value of property, plant and equipment - Acquisition of control - CGPAR				57,889
Amortization of fair value - Investment in MRS	(5,873)	(11,746)
Amortization of fair value - Investment in CGPAR	(3,940)	(3,940)
Impairment of the Fair Value of Transnordestina		(387,989)		(387,989)
Others	9	(1,472)		(3,420)
Closing balance	4,728,154	4,568,451	21,509,894	21,684,209
Classified in assets - Investiments	4,728,154	4,568,451	22,663,562	22,703,508
Classified in liabilities - Provision for investment with equity deficit			(1,153,668)	(1,019,299)
Closing balance	4,728,154	4,568,451	21,509,894	21,684,209

1.    In 2017, refers to the allocation of dividends of subsidiaries CSN Minerals, CSN Steel, CSN Americas, CSN Energia, Itá Energética and MRS Logística.

2.    Refers to the mark-to-market of investments classified as available for sale and translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	06/30/2017	06/30/2016 Adjusted
Equity in results of affiliated companies
MRS Logística S.A.	92,396	93,038
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,090	1,417
Transnordestina	(8,798)	(10,742)
Arvedi Metalfer do Brasil	447	(44)
Others	(552)	675
	84,583	84,344
Eliminations
To cost of sales	(21,624)	(23,414)
To taxes	7,352	7,961
Others
Amortization of fair value - Investment in MRS	(5,873)
Amortization of fair value - Investment in CGPAR	(3,940)
Others		(6,535)
Equity in results	60,498	62,356

8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

	06/30/2017				12/31/2016
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	576,562	3,074	42,802	18,628	345,164	2,925	1,899	17,689
Advances to suppliers	8,477	2,384		13
Other current assets	472,988	25,701	50,622	15,561	406,170	19,603	54,652	16,054
Total current assets	1,058,027	31,159	93,424	34,202	751,334	22,528	56,551	33,743
Non-current assets
Other non-current assets	708,081	440	257,105	28,289	598,577	234	261,292	29,219
Investments, PP&E and intangible assets	6,202,452	2,838	7,685,534	499,749	6,215,442	3,434	7,407,189	516,186
Total non-current assets	6,910,533	3,278	7,942,639	528,038	6,814,019	3,668	7,668,481	545,405
Total Assets	7,968,560	34,437	8,036,063	562,240	7,565,353	26,196	7,725,032	579,148

Current liabilities
Borrowings and financing	685,636		54,202		653,491		76,441
Other current liabilities	1,026,606	28,145	124,197	47,614	740,319	23,034	134,747	53,858
Total current liabilities	1,712,242	28,145	178,399	47,614	1,393,810	23,034	211,188	53,858
Non-current liabilities
Borrowings and financing	2,220,280		5,233,973		2,176,357		5,024,404
Other non-current liabilities	584,317			3,225	699,830			3,020
Total non-current liabilities	2,804,597		5,233,973	3,225	2,876,187		5,024,404	3,020
Shareholders’ equity	3,451,721	6,292	2,623,691	511,401	3,302,808	4,113	2,489,440	522,369
Total liabilities and shareholders’ equity	7,968,560	34,437	8,036,063	562,240	7,572,805	27,147	7,725,032	579,247

	01/01/2017 and 06/30/2017				01/01/2016 and 06/30/2016
	Joint-Venture			Joint-Operation				Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	51.81%	48.75%	50.00%
Statements of Income
Net revenue	1,692,281	66,512		83,479	1,581,554	61,199		85,757	65,570
Cost of sales and services	(1,125,474)	(58,859)		(38,649)	(1,061,738)	(52,815)		(45,887)	(47,683)
Gross profit	566,807	7,653		44,830	519,816	8,384		39,870	17,887
Operating (expenses) income	(85,712)	(3,851)	(13,249)	(28,665)	(3,613)	(4,385)	(15,337)	(25,964)	(7,615)
Finance income (costs), net	(102,908)	(575)	(5,753)	252	(129,168)	(891)	(7,788)	494	(412)
Income before income tax and social contribution	378,187	3,227	(19,002)	16,417	387,035	3,108	(23,125)	14,400	9,860
Current and deferred income tax and social contribution	(130,274)	(1,048)		(5,570)	(137,397)	(274)		(4,884)	(3,679)
Profit / (loss) for the period	247,913	2,179	(19,002)	10,847	249,638	2,834	(23,125)	9,516	6,181

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•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Railway System II”).

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

During 2017, the other shareholders of TLSA subscribed 5,708,087 shares in the amount of R$723,858, diluting CSN’s interest in TLSA’s capital to 46.30%. As a result of the transactions described above and the change in the shareholders’ interest in TLSA’s capital in 2017, the Company recognized a gain of R$2,814 in shareholders’ equity under other comprehensive income.

Even though as of December 31, 2016 the Company reports negative net working capital of R$ 182,339, Management counts on the funds from its shareholders and third parties for completion of the work, which are expected to be available based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of the financial statements for the year ended December 31, 2016.

Accordingly, TLSA conducted an impairment test of its long-lived assets using the discounted cash flow method. In order to perform the test, TLSA adopted the following main assumptions:

Measurement of recoverable amount:

Cash flow projection	Until 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Costs based on study and market trends
Growth rate in perpetuity	Growth rate was not considered because the model projection is until the end of the concession.
Discount rate	Ranges from 4.25% to 7.90% in real terms.

In addition, CSN, as an investor, conducted an impairment test of its interest in TLSA, based on TLSA’s dividend payment capacity, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. In order to conduct this test, some factors were taken into account, such as:

•         The dividend flow was obtained from TLSA nominal cash flow;

•         The dividend flow was calculated considering the annual interest percentages, considering the dilutions of CSN’s interest arising from the repayment of debts;

•         This dividend flow was discounted to present value using the cost of equity (Ke) included in TLSA’s WACC rate; and

•         This Ke obtained was that calculated in TLSA’s “rolling WACC”.

Another important aspect that was considered in the impairment analysis of CSN’s investment in TLSA was the need to apply an additional risk percentage to the discount rate in addition to that already used to determine TLSA’s discounted cash flow. Due to the sharing of investor risks and the fact that the asset that is being tested represents the cash-generating unit, which in turn equals the legal entity, the risk determined by CSN’s management is the same as that applied by TLSA in the evaluation of the investment, and therefore an additional risk factor to the model would not apply.

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As a result of the test performed, the Company recognized in 2016 a loss on the surplus value of TLSA’s investment in the amount of R$ 387,989 recorded in other operating expenses and R $ 131,916 in deferred taxes.

9.     PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Effect of foreign exchange differences	5,519	14,089	48,222	379	1,806	300	70,315
Acquisitions			32,234	376	393,213	1,603	427,426
Capitalized interest (notes 23 and 27)					51,245		51,245
Write-off	660	31,093	(20,790)	(28,009)	(2,281)	(446)	(19,773)
Depreciation		(85,088)	(628,011)	(2,802)		(20,880)	(736,781)
Transfers to other asset categories	2,635	61,737	338,589	1,330	(356,598)	(47,693)
Transfers to intangible assets					(22,584)	(3,596)	(26,180)
Others			800		(5,187)	(3)	(4,390)
Balance at June 30, 2017	273,443	2,837,510	12,140,674	4,437	2,320,478	321,199	17,897,741
Cost	273,443	3,781,196	21,385,538	177,211	2,320,478	556,698	28,494,564
Accumulated depreciation	-	(943,686)	(9,244,864)	(172,774)		(235,499)	(10,596,823)
Balance at June 30, 2017	273,443	2,837,510	12,140,674	4,437	2,320,478	321,199	17,897,741

							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Cost	83,350	1,275,784	12,567,114	114,141	934,587	116,987	15,091,963
Accumulated depreciation		(181,978)	(5,119,461)	(99,127)		(111,271)	(5,511,837)
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Acquisitions			15,506	144	193,607	812	210,069
Capitalized interest (notes 23 and 27)					12,264		12,264
Write-off	453	24,823	(22,771)	(34)	(2,281)	(1)	189
Depreciation		(16,074)	(311,852)	(1,348)		(2,885)	(332,159)
Transfers to other asset categories	2,449	(4,378)	245,806	596	(248,257)	3,784
Transfers to intangible assets					(22,584)	(3,596)	(26,180)
Others			(18)		10,442		10,424
Balance at June 30,2017	86,252	1,098,177	7,374,324	14,372	877,778	3,830	9,454,733
Cost	86,252	1,314,368	12,970,375	114,627	877,778	117,546	15,480,946
Accumulated depreciation		(216,191)	(5,596,051)	(100,255)		(113,716)	(6,026,213)
Balance at June 30,2017	86,252	1,098,177	7,374,324	14,372	877,778	3,830	9,454,733

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		06/30/2017	12/31/2016
Logistics
	Current investments for maintenance of current operations.				111,314	103,284
					111,314	103,284
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2018	(1)	727,416	689,160
	Expansion of TECAR export capacity.	2009	2020	(2)	266,790	253,545
	Current investments for maintenance of current operations.				309,875	261,056
					1,304,081	1,203,761
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2019		95,058	91,779
	Current investments for maintenance of current operations.			(3)	239,074	307,448
					334,132	399,227
Cement
	Construction of cement plants.	2011	2020	(4)	541,095	529,631
	Current investments for maintenance of current operations.				29,856	24,961
					570,951	554,592
Construction in progress					2,320,478	2,260,864

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The estimated useful lives are as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
In Years
Buildings	41	41	42	42
Machinery, equipment and facilities	18	18	19	19
Furniture and fixtures	12	12	11	11
Others	14	14	11	11

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10.   INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371	98,992	98,992
Accumulated amortization	(133,973)	(146,975)	(114,913)		(776)		(396,637)	(51,445)	(51,445)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Effect of foreign exchange differences		27,258	122	11,375		41	38,796
Acquisitions and expenditures			274				274
Transfer of property, plant and equipment			26,180				26,180	26,180	26,180
Write-offs (note 22)			(68)				(68)	(68)	(68)
Amortization		(18,496)	(11,222)		(1,177)		(30,895)	(7,484)	(7,484)
Balance at June 30, 2017	3,590,931	306,422	83,539	127,571	3,183,747	481	7,292,691	66,175	66,175
Cost	3,834,234	488,022	164,521	127,571	3,185,701	481	7,800,530	126,279	126,279
Accumulated amortization	(133,973)	(181,600)	(80,982)		(1,954)		(398,509)	(60,104)	(60,104)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2017	3,590,931	306,422	83,539	127,571	3,183,747	481	7,292,691	66,175	66,175

(*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Software	8	8	8	8
Customer relationships	13	13

The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
FOREIGN CURRENCY
Prepayment	1% to 3,5%	57,359	110,944	489,614	482,347	57,359	110,944	489,614	482,347
Prepayment	3,51% to 8%	403,730	438,802	4,288,530	4,290,062	403,730	438,802	4,288,530	4,290,061
Prepayment - Intercompany	3,51% to 8%					70,650	72,128	4,903,997	4,876,840
Perpetual bonds	7%	4,503	4,436	3,308,200	3,259,100
Bonds	4,14% to 10%	139,193	137,126	5,612,683	5,529,380
Bonds Intercompany	4,14% to 10%					27,452	27,044	3,436,592	3,385,587
Intercompany	Libor 6M to 3%					166,521	149,654	2,761,778	2,719,420
Others	1,2% to 8%	102,531	95,983	189,963	259,262
		707,316	787,291	13,888,990	13,820,151	725,712	798,572	15,880,511	15,754,255
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and Fixed rate 2,5% to 6% + 1,5%	72,392	73,736	984,889	1,012,268	42,719	43,467	932,642	945,633
Debentures	110,8% to 113,7% CDI	542,721	538,003	1,153,717	1,270,383	542,721	538,003	1,153,717	1,270,383
Prepayment (*)	109,5% to 116,5% CDI and fixed rate de 8%	1,732,230	570,778	3,865,000	5,080,000	977,484	519,806	2,580,000	3,080,000
CCB	112,5% and 113% CDI	68,815	181,143	7,200,000	7,200,000	68,815	181,143	7,200,000	7,200,000
		2,416,158	1,363,660	13,203,606	14,562,651	1,631,739	1,282,419	11,866,359	12,496,016
Total Borrowings and Financing		3,123,474	2,150,951	27,092,596	28,382,802	2,357,451	2,080,991	27,746,870	28,250,271
Transaction Costs and Issue Premiums		(28,713)	(33,503)	(45,669)	(59,232)	(24,686)	(29,109)	(42,136)	(53,378)
Total Borrowings and Financing + Transaction Costs		3,094,761	2,117,448	27,046,927	28,323,570	2,332,765	2,051,882	27,704,734	28,196,893

11.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of June 30, 2017, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2018	4,088,938	15%	6,643,738	24%
2019	7,234,922	27%	5,575,867	20%
2020	7,567,478	28%	4,700,229	17%
2021	2,227,923	8%	2,833,170	10%
2022	1,843,402	7%	2,119,724	8%
After 2022	821,733	3%	5,874,142	21%
Perpetual Bonds	3,308,200	12%
	27,092,596	100%	27,746,870	100%

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11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Opening balance	30,441,018	34,282,515	30,248,775	33,988,090
Raised		30,034		62,836
Forfaiting funding / Drawee Risk Raised		78,240		78,240
Payment	(399,140)	(695,938)	(343,573)	(298,015)
Payment forfaiting / Drawee Risk		(407,155)		(407,155)
Payment of charges	(1,502,647)	(3,044,342)	(1,307,039)	(2,566,293)
Payment of charges Forfaiting / Drawee Risk		(5,694)		(5,694)
Provision of charges	1,375,337	3,156,120	1,182,242	2,661,090
Provision of charges Forfaiting / Drawee Risk		4,237		4,237
Others (1)	227,120	(2,956,999)	257,094	(3,268,561)
Closing balance	30,141,688	30,441,018	30,037,499	30,248,775

1. Includes unrealized exchange and monetary variations.

In the first half of 2017, the Group paid borrowings as shown below:

•       Paid

		Consolidated
Transaction	Principal	Charges
Bonds		289,201
Fixed Rate Notes	84,762	7,008
Debentures	96,667	121,965
Bank Credit Bill		567,148
Export Credit Note	20,000	374,224
Pre - Export Payment	163,567	104,689
BNDES/FINAME	34,144	38,412
Total	399,140	1,502,647

•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements.

As of June 30, 2017, the Company has provisioned R$33,193 in the Consolidated and R$20,120 in the Parent Company for commission on assumption of risks.

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12.   FINANCIAL INSTRUMENTS

The information on policies applied to financial instruments has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial information as of June 30, 2017.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

•           Classification of financial instruments

Consolidated						06/30/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			3,591,339		3,591,339			4,871,162		4,871,162
Short-term investments	4			737,165		737,165			760,391		760,391
Trade receivables	5			2,300,410		2,300,410			1,904,630		1,904,630
Derivative financial instruments	7		535			535		2,298			2,298
Trading securities	7		2,883			2,883		2,966			2,966
Dividends receivable	5				75,631	75631				37,679	37,679
Total			3,418	6,628,914	75,631	6,707,963		5,264	7,536,183	37,679	7,579,126

Non-current
Other trade receivables	7			13,880		13,880			15,291		15,291
Investments	8	1,492,765				1,492,765	1,374,268				1,374,268
Loans - related parties	7			511,478		511,478			479,960		479,960
Total		1,492,765		525,358		2,018,123	1,374,268		495,251		1,869,519

Total Assets		1,492,765	3,418	7,154,272	75,631	8,726,086	1,374,268	5,264	8,031,434	37,679	9,448,645

Liabilities
Current
Borrowings and financing	11				3,123,474	3,123,474				2,150,951	2,150,951
Derivative financial instruments	12							121			121
Trade payables					2,077,763	2,077,763				1,763,206	1,763,206
Dividends and interest on capital	13				484,706	484,706				484,570	484,570
Total					5,685,943	5,685,943		121		4,398,727	4,398,848

Non-current
Borrowings and financing	11				27,092,596	27,092,596				28,382,802	28,382,802
Total					27,092,596	27,092,596				28,382,802	28,382,802

Total Liabilities					32,778,539	32,778,539		121		32,781,529	32,781,650

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		06/30/2017			12/31/2016
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		535	535		2,298	2,298
Trading securities	2,883		2,883	2,966		2,966
Non-current
Available-for-sale financial assets
Investments	1,492,765		1,492,765	1,374,268		1,374,268
Total Assets	1,495,648	535	1,496,183	1,377,234	2,298	1,379,532

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments					121	121
Total Liabilities					121	121

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II – Investments in securities classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (B3 - Brasil, Bolsa, Balcão). According to the Company's policy, the gains and losses arising from changes in share prices are recorded directly in shareholders’ equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% in its market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the instrument’s price, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on B3 - Brasil, Bolsa, Balcão, the first impairment of these shares was recognized. Under this policy, whenever the share price reaches a level lower than the last impairment recognized, the Company must recognize new losses in profit or loss, redefining the new minimum level of the share price.

During 2016 and until the second quarter of 2017, no impairment was recognized and the gains arising from change in share prices in the period was recognized in other comprehensive income:

Class of shares	Quantity	06/30/2017		Quantity	12/31/2016		Variation in the period
		Share price	Closing Balance		Share price	Closing Balance	Share price	Variation in the carrying amount
Ordinárias	107,156,651	8.83	946,193	107,156,651	8.26	885,114	0.57	61,079
Preferenciais	114,280,556	4.60	525,691	114,280,556	4.10	468,550	0.50	57,141
	221,437,207		1,471,884	221,437,207		1,353,664		118,220

As of June 30, 2017 and December 31, 2016, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.86% in preferred shares.

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As of June 30, 2017, the amount recognized in comprehensive income for available-for-sale investments, net of taxes, is R$830,329 (R$678,035 as of December 31, 2016).

III -           Financial risk management:

As of June 30, 2017, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2016.

12.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2017 is as follows:

		06/30/2017
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	890,215	9,108
Trade receivables	403,925	7,546
Other assets	2,122	4,161
Total Assets	1,296,262	20,815
Borrowings and financing	(4,323,743)	(73,163)
Trade payables	(69,726)	(2,791)
Other liabilities	(13,215)	(5,712)
Total Liabilities	(4,406,684)	(81,666)
Foreign exchange exposure	(3,110,422)	(60,851)
Cash flow hedge accounting	1,421,000
Net Investment hedge accounting		72,000
Net foreign exchange exposure	(1,689,422)	11,149
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(689,422)	11,149

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN’s future cash flows.

•           Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and hedge accounting:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

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•           Portfolio of derivative financial instruments

						06/30/2017				12/31/2016	06/30/2017
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2017
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP							10,250	33,435	(31,137)	2,298	(229)
Total swap cambial dólar x euro							10,250	33,435	(31,137)	2,298	(229)

BM&FBovespa	9/29/2017	Real	3,267,087			535	1,641,378			(121)	18,242
Total Future DI			3,267,087			535	1,641,378			(121)	18,242

						535		33,435	(31,137)	2,177	18,013

•       Classification of the derivatives in the balance sheet and statement of income

					06/30/2017
Instruments	Assets		Liabilities		Finance income (expenses), net (Note 23)
	Current	Total	Current	Total
Dollar to euro swap					(229)
Future DI			535	535	18,242
			535	535	18,013

				12/31/2016	06/30/2016
Instruments	Assets		Liabilities		Finance income (expenses), net (Note 23)
	Current	Total	Current	Total
Future Dollar BM&F					(800,621)
Future DI			(121)	(121)
Dollar to euro swap	2,298	2,298			(6,898)
Fixed rate to CDI swap					(299)
CDI to fixed rate swap					(63)
	2,298	2,298	(121)	(121)	(807,881)

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•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of June 30, 2017, US$1.4 billion in exports to be carried out until October 2022 is designated.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of June 30, 2017:

									06/30/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on result (*) (R$'000)	Impact on shareholder's equity (R$'000)
11/03/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 to September 2019	2.4442	500,000	(66,667)	4,996	(374,400)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 to February 2019	2.5601	175,000	(78,333)	16,725	(72,322)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(63,010)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.1813	60,000			(7,614)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.2850	100,000			(2,320)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.2850	30,000			(696)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3254	100,000			1,720
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	25,000			1,188
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	70,000			3,325
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	30,000			1,425
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3815	30,000			2,199
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(772)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3940	355,000			30,459
Total						1,566,000	(145,000)	21,721	(480,818)

 (*) The effect on profit or loss was recognized in other operating expenses.

 (1) - During the designation in August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously was no longer probable to be realized due to the decrease of the Platt’s value. Therefore, we discontinued the hedging relationship in August 2015. The exchange rate for the period remains recorded in shareholders’ equity until the settlement of the debt.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of June 30, 2017 is as follows:

	12/31/2016	Movement	Realization	06/30/2017
Cash flow hedge accounting	436,677	65,862	(21,721)	480,818
Fair value of cash flow hedge accounting, net of taxes	436,677	65,862	(21,721)	480,818

As of June 30, 2017, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

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•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholders equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of June 30, 2017 are as follows:

						06/30/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(31,901)
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(48,000)
Total					72,000	(31,901)

1.     In January 2017, the portion of a debt designated as hedging instrument was settled.

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of June 30, 2017 is as follows:

	12/31/2016	Movement	Realization	06/30/2017
Net Investment hedge accounting	(57,804)	25,903		(31,901)
Fair value of net investment hedge in foreign operations	(57,804)	25,903		(31,901)

As of June 30, 2017, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

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12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of June 30, 2017.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				06/30/2017
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.3082	3.2909	4.1353	4.9623
EUR	3.7750	3.9033	4.7188	5.6625

			06/30/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	10.14%	12.68%	15.21%
TJLP	7.00%	8.75%	10.50%
LIBOR	1.45%	1.81%	2.17%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					06/30/2017
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,421,000	Dollar	(24,583)	1,175,238	2,350,476

Currency position	(3,110,422)	Dollar	53,810	(2,572,475)	(5,144,950)
(not including exchange derivatives above)

Consolidated exchange position	(1,689,422)	Dollar	29,227	(1,397,237)	(2,794,474)
(including exchange derivatives above)

Net Investment hedge accounting	72,000	Euro	9,238	67,950	135,900

Currency position	(60,851)	Euro	(7,807)	(57,427)	(114,854)

Consolidated exchange position	11,149	Euro	1,431	10,523	21,046
(including exchange derivatives above)

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 0.52% / Real x Euro – depreciation of Real by 3.40%. Source: quotations from Central Bank of Brazil on 12/20/2017.

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•       Sensitivity analysis of interest rate swap

The Company considered scenarios 1 and 2 as 25% and 50% for the sensitivity analysis as of June 30, 2017.

					06/30/2017
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future DI	3,267,087	CDI	535	82,821	165,641

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of June 30, 2017 recognized in the company's assets and liabilities.

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•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of June 30, 2017.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,023,364)	(2,868)	(17,909)	(35,818)
Libor	1.45		(5,186,155)	(53,078)	(18,770)	(37,539)
CDI	10.14	433,167	(14,321,771)	(249,151)	(352,076)	(704,152)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of June 30, 2017 recognized in the company's assets and liabilities.

12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At June 30, 2017	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	3,123,474	11,323,860	11,638,803	4,129,933	30,216,070
Trade payables	2,077,763				2,077,763
Dividends and interest on capital (note 13)	484,706				484,706

IV - Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		06/30/2017		12/31/2016
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	3,312,703	2,014,388	3,263,536	1,702,134
Bonds	5,751,876	5,017,671	5,666,506	4,907,339

 (*) Source: Bloomberg

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13.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Payables to related parties (note 17 a)	728	10,927			205,011	182,810	56,308	67,940
Derivative financial instruments (Note 12 I)		121
Exclusive funds (1)						121
Dividends and interest on capital payable (note 12 I) (2)	484,706	484,570			2,345	2,209
Advances from customers	99,729	90,720			85,750	80,652
Taxes in installments	22,194	24,444	81,542	83,312	9,408	9,397	1,479	1,524
Profit sharing - employees	115,340	211,791			76,823	148,788
Provision for freight	57,586	57,586			10,764	10,764
Provision for industrial restructuring	13,000	13,000
Taxes payable			8,410	8,518			6,924	7,035
Other provisions	23,162	23,162			6,890	6,890
Third party materials in our possession		288
Other payables	160,209	105,115	43,654	39,307	58,287	22,900
	976,654	1,021,724	133,606	131,137	455,278	464,531	64,711	76,499

1. Refers to derivative transactions managed by the exclusive funds.

2. Dividends payable by the subsidiary CSN Mineração.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Income tax and social contribution income (expense)
Current	(186,814)	(54,090)	(72,659)	(26,786)
Deferred	(94,862)	(87,731)	(72,069)	(1,627)
	(281,676)	(141,821)	(144,728)	(28,413)

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income tax and social contribution income (expense)
Current		(51)
Deferred	921	2,500	(2,035)	2,050
	921	2,449	(2,035)	2,050

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The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
(Loss)/Profit before income tax and social contribution	(240,665)	(588,951)	(495,228)	74,671
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	81,826	200,243	168,378	(25,388)
Adjustment to reflect the effective rate:
Equity pickup	23,906	21,558	14,392	6,047
Profit with differentiated rates or untaxed	31,982	(358,181)	52,822	(178,296)
Transfer pricing adjustment	(7,579)	(13,028)	(6,926)	31,144
Tax loss carryforwards without recognizing deferred taxes	(383,681)	(791,260)	(245,800)	(346,453)
Limit of Indebtdness	(16,429)	(18,681)	(8,659)	(9,470)
Unrecorded deferred taxes on temporary differences	313,374	703,320	183,179	390,075
Deferred taxes on foreign profit				6,798
Estimated provision/Reversal for deferred income and social contribution tax credits	(351,119)	112,622	(322,421)	82,841
Amortization of goodwill				8,325
Tax incentives	3,709		2,120
Other permanent deductions (additions)	22,335	1,586	18,187	5,964
Income tax and social contribution in profit for the period	(281,676)	(141,821)	(144,728)	(28,413)
Effective tax rate	-117%	-24%	-29%	38%

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
(Loss)/Profit before income tax and social contribution	(574,685)	(756,985)	(657,359)	28,938
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	195,393	257,375	223,502	(9,839)
Adjustment to reflect the effective rate:
Equity pickup	183,682	(274,369)	133,264	(116,033)
Limit of Indebtdness	(16,429)	(18,681)	(8,659)	(9,470)
Tax loss carryforwards without recognizing deferred taxes	(349,455)	(776,690)	(233,404)	(342,258)
Unrecorded deferred taxes on temporary differences	310,336	700,146	180,962	394,787
Estimated provision/Reversal for deferred income and social contribution tax credits	(351,119)	112,622	(322,421)	82,841
Other permanent deductions (additions)	28,513	2,046	24,721	2,022
Income tax and social contribution in profit for the period	921	2,449	(2,035)	2,050
Effective tax rate	0.16%	0.32%	-0.31%	-7.08%

Currently, there are no sufficiently strong evidences to support the recognition of tax credits. For this reason, we maintained the recognition of tax credits arising from income tax and social contribution losses up to the limit of 30% of the deferred tax liabilities.

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14.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2016	Comprehensive income	P&L	Others	06/30/2017
Deferred tax assets
Income tax losses	970,800		237,041	(37,783)	1,170,058
Social contribution tax losses	340,629		88,340	(13,597)	415,372
Temporary differences	(2,288,175)	(19,259)	(420,243)	51,229	(2,676,448)
- Provision for tax. social security, labor, civil and environmental risks	256,936		(4,150)	14,839	267,625
- Provision for environmental liabilities	95,048		(15,687)		79,361
- Asset impairment losses	93,908		10,322		104,230
- Inventory impairment losses	35,703		5,796		41,499
- (Gains)/losses on financial instruments	(2,300)		(24)		(2,324)
- (Gains)/losses on available-for-sale financial assets	705,929	(40,289)			665,640
- Actuarial liability (pension and healthcare plan)	134,578		70,806		205,384
- Accrued supplies and services	123,101		22,177		145,278
- Allowance for doubtful accounts	42,008		4,425		46,433
- Goodwill on merger	815		(103)		712
- Unrealized exchange differences (1)	1,589,651		11,496		1,601,147
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	148,471	15,008			163,479
- Fair Value acquisition of SWT/CBL	(199,001)	(18,253)	12,809		(204,445)
- Estimated (losses)/Reversals to deferred tax credits	(3,013,730)	(45,722)	(351,119)		(3,410,571)
Unrecognized deferred taxes	(1,324,437)	71,003	(70,307)	36,192	(1,287,549)
Business Combination	(1,072,824)		3,427		(1,069,397)
- Other	190,149	(1,006)	(120,111)	198	69,230
Total	(976,746)	(19,259)	(94,862)	(151)	(1,091,018)

Total Deferred Assets	70,151				55,681
Total Deferred Liabilities	(1,046,897)				(1,146,699)
Total Deferred	(976,746)				(1,091,018)

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2016	Comprehensive income	P&L	06/30/2017
Deferred tax assets
Income tax losses	802,813		254,847	1,057,660
Social contribution tax losses	280,164		94,609	374,773
Temporary differences	(1,670,334)		(348,535)	(2,018,869)
- Provision for tax. social security, labor, civil and environmental risks	219,595		(5,852)	213,743
- Provision for environmental liabilities	92,802		(15,644)	77,158
- Asset impairment losses	62,398		1,384	63,782
- Inventory impairment losses	12,686		2,569	15,255
(Gain)/loss in financial instruments	(2,300)		(24)	(2,324)
- (Gains)/losses on available-for-sale financial assets	705,929	(40,289)		665,640
- Actuarial liability (pension and healthcare plan)	137,023		70,806	207,829
- Accrued supplies and services	93,760		15,346	109,106
- Allowance for doubtful accounts	27,714		4,672	32,386
- Unrealized exchange differences (1)	1,657,193		36,095	1,693,288
(Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	148,471	15,008		163,479
Estimated(losses)/reversals to deferred tax credits	(3,013,730)	(45,722)	(351,119)	(3,410,571)
Unrecognized deferred taxes	(1,115,571)	71,003	(39,119)	(1,083,687)
Business Combination	(721,993)			(721,993)
- Deferred taxes over business combination - CGPAR	(22,609)			(22,609)
- Deferred taxes on amortization of surplus value - CGPAR	1,340			1,340
- Other	139,138		(67,649)	71,489
Total	(587,357)	-	921	(586,436)

Total Deferred Liabilities	(587,357)			(586,436)
Total Deferred	(587,357)			(586,436)

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution.

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In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2012 to the second quarter of 2017, these foreign subsidiaries generated profits amounting to R$ 1,950,075. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 485,531.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Income tax and social contribution
Actuarial gains on defined benefit pension plan	30,293	30,234	33,400	33,400
Losses estimated for deferred income and social contribution tax credits - actuarial gains	(33,400)	(33,400)	(33,400)	(33,400)
Changes in the fair value on available-for-sale financial assets	(74,086)	(33,796)	(74,086)	(33,796)
Losses estimated for deferred income and social contribution tax assets - available for sale assets	74,086	33,796	74,086	33,796
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	126,702	109,813	126,702	109,813
Losses estimated for deferred income and social contribution tax credits - cash flow hedge	(126,702)	(109,813)	(126,702)	(109,813)
	(428,617)	(428,676)	(425,510)	(425,510)

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of June 30, 2017, the information on judicial deposits and lawsuits has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016. The details of the provisioned amounts and the related judicial deposits are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Tax	122,173	119,523	69,084	62,035	69,977	70,979	53,882	48,831
Social security	72,708	62,574	48,614	48,614	71,250	61,594	48,614	48,614
Labor	459,462	485,422	202,288	186,823	354,121	381,255	164,353	156,978
Civil	147,997	137,857	24,208	23,179	120,190	110,420	17,050	16,395
Environmental	22,367	7,716	2,220	2,220	16,973	2,370	2,220	2,220
Deposit of a guarantee			9,225	8,387
	824,707	813,092	355,639	331,258	632,511	626,618	286,119	273,038

 The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2017 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2016	Additions	Accrued charges	Net utilization of reversal	06/30/2017
Tax	119,523	5,732	5,229	(8,311)	122,173
Social security	62,574	8,128	2,006		72,708
Labor	485,422	16,545	17,562	(60,067)	459,462
Civil	137,857	3,528	10,567	(3,955)	147,997
Environmental	7,716	15,635	236	(1,220)	22,367
	813,092	49,568	35,600	(73,553)	824,707

					Parent Company
					Current + Non-current
Nature	12/31/2016	Additions	Accrued charges	Net utilization of reversal	06/30/2017
Tax	70,979	4,332	2,961	(8,295)	69,977
Social security	61,594	8,128	1,528		71,250
Labor	381,255	10,629	11,511	(49,274)	354,121
Civil	110,420	1,680	8,820	(730)	120,190
Environmental	2,370	14,535	85	(17)	16,973
	626,618	39,304	24,905	(58,316)	632,511

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Other administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of June 30, 2017 and December 31, 2016.

	Consolidated
	06/30/2017	12/31/2016
Assesment and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	8,725,497	8,415,142

Income tax / Social contribution - Assesment and Imposition of Fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	2,553,517	2,457,855

Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,427,665	2,327,499

Notices of violation and imposition of fine - Income taxes and socialm contribution due to profits from foreign subsidiaries years 2008,2010 and 2011	1,712,141	1,644,898

Tax foreclosures - ICMS - Electricity credits	885,706	838,192

Installments MP 470 - alleged insufficiency of tax losses	682,749	652,553

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,660,676	1,505,079

Disallowance of the ICMS credits - Transfer of iron ore	596,042	570,997

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	292,172	279,511

Disallowance of the tax losses arising on adjustments to the SAPLI	476,420	455,214

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	788,091	749,492

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	195,628	185,249

CFEM – Divergence on the understanding between CSN and DNPM on the calculation basis	367,896	348,512

Other tax (federal, state, and municipal) lawsuits	2,937,300	2,727,258

Social security lawsuits	272,726	263,951

Law suit applied by Brazilian antitrust authorities (CADE)	97,828	96,316

Other civil lawsuits	857,727	814,440

Labor and social security lawsuits	1,361,107	1,138,155

Environmental lawsuits	404,832	375,272

	27,295,720	25,845,585

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2017.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Environmental liabilities	233,760	273,475	227,250	265,772
Asset retirement obligations	77,746	73,589	585
	311,506	347,064	227,835	265,772

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17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Assets
Trade receivables (note 5)	111,531	129,837			111,531	129,837
Dividends receivable (note 5)	75,631	37,679			75,631	37,679
Actuarial asset (note 7)			102,195	119,854	102,195	119,854
Financial investments/ investments	188,364	315,319			188,364	315,319
Loans (note 7)			511,478	479,960	511,478	479,960
Other receivables (note 7)	3,708	5,768	31,270	32,020	34,978	37,788
	379,234	488,603	644,943	631,834	1,024,177	1,120,437
Liabilities
Other payables (note 13)
Accounts payable	728	10,927			728	10,927
Trade payables	58,059	50,623			58,059	50,623
Actuarial liabilities			28,004	28,004	28,004	28,004
	58,787	61,550	28,004	28,004	86,791	89,554

	06/30/2017	06/30/2016 Adjusted
Statement of Income
Revenues
Sales	438,348	378,563
Interest (note 23)	35,281	27,474
Expenses
Purchases	(558,017)	(518,102)
Interest		(130)
Foreing exchange and monetary variations, net	3,562
	(80,826)	(112,195)

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•       By company

											Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	Foreign exchange and monetary variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,652		2,652		(16,009)			(16,009)
MRS Logística S.A.	74,909		74,909	32,189		32,189		(458,203)			(458,203)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	860		860	22,051		22,051	39	(73,989)			(73,950)
Transnordestina Logística S.A (1)	247	489,824	490,071	1,542		1,542	2,181	(4,358)	29,222		27,045
	76,016	489,824	565,840	58,434		58,434	2,220	(552,559)	29,222		(521,117)
Other related parties
CBS Previdência		102,195	102,195		28,004	28,004
Fundação CSN	1,831		1,831	353		353	13	(2,238)			(2,225)
Banco Fibra (2)	188,364		188,364						4,603	3,562	8,165
Panatlântica (3)	106,047	2,250	108,297				412,608				412,608
Ibis Participações e Serviços								(3,071)			(3,071)
Partifib Projetos Imobiliários	206		206				1,236				1,236
Vicunha Imóveis Ltda.								(116)			(116)
Vicunha Serviços Ltda.								(33)			(33)
	296,448	104,445	400,893	353	28,004	28,357	413,857	(5,458)	4,603	3,562	416,564
Associates
Arvedi Metalfer do Brasil S.A.	6,770	50,674	57,444				22,271		1,456		23,727

Total at 06/30/2017	379,234	644,943	1,024,177	58,787	28,004	86,791	438,348	(558,017)	35,281	3,562	(80,826)
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554	878,992	(1,099,851)	57,779	(18,398)	(181,478)
Total at 06/30/2017 (Adjusted)							378,563	(518,102)	27,344		(112,195)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of June 30, 2017, the loans amounted to R$489,824 (R$459,762 as of December 31, 2016).

2.    Banco Fibra S.A: Assets: Refers to financial investments in time deposits.

3.    Panatlantica: Receivables from the sale of steel products.

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•       By transaction

						Parent Company
	Current		Non-current		Total
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Assets
Trade receivables (1) (note 5)	1,067,048	1,034,098			1,067,048	1,034,098
Dividends receivable (note 5)	885,202	873,473			885,202	873,473
Actuarial asset (note 7)			95,787	109,106	95,787	109,106
Empréstimos (note 7)	30,845	25,602	405,766	375,716	436,611	401,318
Short-term investments / Investments (2)	113,193	811,990	88,214	81,382	201,407	893,372
Exclusive funds (note 7)	535				535
Other receivables(3) (note 7)	19,584	132,384	315,557	311,414	335,141	443,798
	2,116,407	2,877,547	905,324	877,618	3,021,731	3,755,165
Liabilities
Borrowings and financing
Prepayment (note 11)	70,650	72,128	4,903,997	4,876,840	4,974,647	4,948,968
Intercompany bonds (note 11)	27,452	27,044	3,436,592	3,385,587	3,464,044	3,412,631
Intercompany loans (note 11)	166,521	149,654	2,761,778	2,719,420	2,928,299	2,869,074
	264,623	248,826	11,102,367	10,981,847	11,366,990	11,230,673
Other payables (note 13)
Trade payables (4)	205,011	182,810	56,308	67,940	261,319	250,750
Exclusive funds (2) (note 13)		121				121
Trade payables	143,783	141,048			143,783	141,048
Actuarial liabilities			28,004	28,004	28,004	28,004
	348,794	323,979	84,312	95,944	433,106	419,923

	06/30/2017	06/30/2016
Statement of income
Revenues
Sales/Others	1,541,649	1,364,264
Interest (note 23)	29,433	17,620
Exclusive funds (note 23)	34,627
Foreign exchange and monetary variation, net	19,934
Expenses
Purchases	(1,019,763)	(665,007)
Interests (note 23)	(260,489)	(252,806)
Foreign exchange and monetary variation, net	(166,957)	2,186,217
Exclusive funds (note 23)		(731,130)
	178,434	1,919,158

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total R$ 113,193 as of June 30, 2017 (R$811,990 as of December 31, 2016) and investments in Usiminas shares classified as available-for-sale investments, in noncurrent, total R$ 88,214 (R$81,382 as of December 31, 2016).

3.    Current: Refers mainly to pass through of administrative expenses amounting to R$7,902 (R$120,621 as of December 31, 2016).

Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

4.      Current: Refers mainly to commission and logistics expenses related to sales of steel for resale through its subsidiary CSN LLC.

Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Ferrovia Transnordestina Logistica)

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•       By company

											Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	203,999	121,336	325,335	7,687	196	7,883	283,000	(28,100)			254,900
Estanho de Rondônia S.A.	8,576	1,766	10,342				562	(11,649)	288		(10,799)
Sepetiba Tecon S.A.	34,464	89,677	124,141	21,537		21,537		(49,035)	1,429		(47,606)
Minérios Nacional S.A.		7,800	7,800	4		4
CSN Mineração S.A. (2)	1,009,773		1,009,773	56,836		56,836	54,236	(531,009)			(476,773)
CSN Energia S.A.	116		116	31,056		31,056		(165,902)			(165,902)
Ferrovia Transnordestina Logística S.A.	7	16,268	16,275	455	56,112	56,567	40			(3,422)	(3,382)
Companhia Siderúrgica Nacional, LLC (3)	412,572		412,572	201,786		201,786	437,301	(9,421)		12,548	440,428
CSN Europe Lda.				14,146	101,627	115,773			(1,221)	(1,508)	(2,729)
CSN Resources S.A. (4)				242,295	8,394,667	8,636,962			(226,627)	(124,593)	(351,220)
Lusosider Aços Planos, S.A.	167,224		167,224	161		161	351,595			7,386	358,981
CSN Islands XI Corp. (5)					1,058,624	1,058,624				(15,712)	(15,712)
CSN Islands XII Corp. (6)				8,181	1,455,608	1,463,789			(31,302)	(20,330)	(51,632)
CSN Ibéria Lda.					91,841	91,841			(1,339)	(1,392)	(2,731)
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		2,581	2,581
Stahlwerk Thüringen GmbH				18		18
CGPAR Construção Pesada S.A.	5,153		5,153
	1,847,288	284,287	2,131,575	584,162	11,158,675	11,742,837	1,126,734	(795,116)	(258,772)	(147,023)	(74,177)
Joint-venture and Joint-operation
ITA Energética S.A	8,775		8,775
MRS Logística S.A.	37,444		37,444	13,415		13,415		(174,035)			(174,035)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	728		728	15,797		15,797	20	(46,988)			(46,968)
Transnordestina Logística S.A.	247	384,112	384,359						23,065		23,065
	47,194	384,112	431,306	29,212		29,212	20	(221,023)	23,065		(197,938)
Other related parties
CBS Previdência		95,787	95,787		28,004	28,004
Fundação CSN	1,831		1,831	43		43	13	(404)			(391)
Banco Fibra	15		15						3,195		3,195
Panatlântica	106,047	2,250	108,297				412,608				412,608
Ibis Participações e Serviços								(3,071)			(3,071)
Partifib Projetos Imobiliários	206		206				1,236				1,236
Vicunha Imóveis Ltda.								(116)			(116)
Vicunha Serviços Ltda.								(33)			(33)
	108,099	98,037	206,136	43	28,004	28,047	413,857	(3,624)	3,195		413,428
Associates
Arvedi Metalfer do Brasil S.A.	113	50,674	50,787				1,038		1,456		2,494

Exclusive Funds
Diplic II, Caixa Vertice e VR1 (7)	113,713	88,214	201,927						34,627		34,627

Total at 06/30/2017	2,116,407	905,324	3,021,731	613,417	11,186,679	11,800,096	1,541,649	(1,019,763)	(196,429)	(147,023)	178,434
Total at 12/31/2016	2,877,547	877,618	3,755,165	572,805	11,077,791	11,650,596
Total at 06/30/2016							1,364,264	(665,007)	(972,854)	2,192,755	1,919,158

1.      Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$203,999 as of June 30, 2017, and debentures from the indirect subsidiary CBL in the amount of R$121,336.

2.      CSN Mineração: Assets: Refers mainly to dividends declared by Namisa in the amount of R$694.080 assumed by CSN Mineração on the merger as of December 31, 2015, dividends for 2016 in the amount of R$149,690, and pass through of administrative expenses in the amount of R$166,958.

Liabilities: Payables from purchases of iron ore and port services.

3.      Companhia Siderurgica Nacional, LLC: Receivables of R$412,572 as of June 30, 2017 (R$479,625 as of December 31, 2016), related to sale of steel for resale.

4.      CSN Resources SA: Prepayment, Fixed Rate Notes and Intercompany Bonds contracts in dollar. As of June 30, 2017, the loans amounted to R$8.636.962 (R$8.495.912 as of December 31, 2016).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of June 30, 2017, the loans amounted to R$1.058.624 (R$1.042.912 as of December 31, 2016).

6.    CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of June 30, 2017, the loans amounted to R$1.463.789 (R$1.489.631 as of December 31, 2016).

7.    Exclusive funds: Current assets: Refers mainly to investments in government securities and CDBs, of which R$56,696 million in CDBs at Banco Fibra. Noncurrent assets: Refers to Usiminas S.A. shares. The funds VR1 and Diplic II are managed by Taquari Asset.

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17.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2017.

	06/30/2017	06/30/2016
	Statement of income
Short-term benefits for employees and officers (*)	31,403	63,136
Post-employment benefits	63	203
	31,466	63,339

 (*) The compensation of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter of 2016.

18.   SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2017 and December 31, 2016 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2017 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

18.d) Ownership structure

As of June 30, 2017, the Company’s ownership structure was as follows:

		06/30/2017				12/31/2016
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,546,664	23.32%	23.84%	323,546,664	23.32%	23.84%
B3 - Brasil, Bolsa, Balcão	254,694,969	18.36%	18.77%	254,694,969	18.36%	18.77%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

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18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000		2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500		11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500		43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661		70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400		10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300		6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600		28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100		30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

 (*) There was no share buyback in this program.

As of June 30, 2017, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 06/30/2017 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$214,864

 (*) The last share average quotation on B3 - Brasil, Bolsa, Balcão as of June 30, 2017 of R$ 7.07 per share was used.

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18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
	Common shares		Common shares
(Loss) profit for the year
Continued operations	(573,764)	(754,536)	(659,394)	30,988
Discontinued operations		198		(135)
	(573,764)	(754,338)	(659,394)	30,853
Weighted average number of shares	1,357,133,047	1,357,133,047	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continued operations	(0.42278)	(0.55598)	(0.48587)	0.02283
Discontinued operations		0.00015		(0.00010)
	(0.42278)	(0.55583)	(0.48587)	0.02273

19.   PAYMENT TO SHAREHOLDERS

The following table shows the history of dividends approved and paid:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
					2016	53
Total approved		975,000	975,000	Total Paid		974,827	974,774

 (*) No dividends were submitted for approval during 2016.

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20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Gross revenue
Domestic market	5,286,400	4,611,421	2,662,701	2,341,925
Foreign market	4,857,813	4,771,684	2,394,564	2,429,306
	10,144,213	9,383,105	5,057,265	4,771,231
Deductions
Sales returns and discounts	(138,562)	(102,473)	(94,810)	(35,007)
Taxes on sales	(1,283,446)	(1,119,519)	(651,846)	(572,397)
	(1,422,008)	(1,221,992)	(746,656)	(607,404)
Net revenue	8,722,205	8,161,113	4,310,609	4,163,827

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Gross revenue
Domestic market	4,847,662	4,292,415	2,441,257	2,192,875
Foreign market	1,198,317	960,004	525,330	539,623
	6,045,979	5,252,419	2,966,587	2,732,498
Deductions
Sales returns and discounts	(129,464)	(90,985)	(88,820)	(29,928)
Taxes on sales	(1,122,741)	(992,120)	(570,209)	(510,896)
	(1,252,205)	(1,083,105)	(659,029)	(540,824)
Net revenue	4,793,774	4,169,314	2,307,558	2,191,674

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21.   EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Raw materials and inputs	(2,572,618)	(2,122,365)	(1,362,740)	(953,612)
Labor cost	(1,144,533)	(1,284,348)	(591,264)	(661,414)
Supplies	(675,416)	(732,578)	(347,107)	(403,196)
Maintenance cost (services and materials)	(540,436)	(648,757)	(285,345)	(357,308)
Outsourcing services	(1,608,859)	(1,753,246)	(870,099)	(962,590)
Depreciation, amortization and depletion	(745,654)	(611,634)	(355,770)	(303,039)
Others	(211,795)	(267,309)	(105,261)	(95,968)
	(7,499,311)	(7,420,237)	(3,917,586)	(3,737,127)

Classified as:
Cost of sales	(6,419,367)	(6,313,355)	(3,325,893)	(3,239,694)
Selling expenses	(849,067)	(842,560)	(479,275)	(393,170)
General and administrative expenses	(230,877)	(264,322)	(112,418)	(104,263)
	(7,499,311)	(7,420,237)	(3,917,586)	(3,737,127)

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Raw materials and inputs	(2,198,737)	(1,533,676)	(1,120,165)	(750,204)
Labor cost	(583,208)	(724,201)	(298,200)	(370,501)
Supplies	(493,837)	(518,872)	(255,683)	(291,063)
Maintenance cost (services and materials)	(320,830)	(390,349)	(171,495)	(221,246)
Outsourcing services	(522,137)	(523,290)	(267,521)	(287,935)
Depreciation, amortization and depletion	(339,643)	(275,222)	(169,389)	(139,697)
Others	(31,834)	(81,308)	(24,356)	(55,983)
	(4,490,226)	(4,046,918)	(2,306,809)	(2,116,629)

Classified as:
Cost of sales	(4,007,404)	(3,545,062)	(2,048,091)	(1,906,666)
Selling expenses	(362,762)	(306,229)	(199,237)	(137,596)
General and administrative expenses	(120,060)	(195,627)	(59,481)	(72,367)
	(4,490,226)	(4,046,918)	(2,306,809)	(2,116,629)

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Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 ]Adjusted
Production cost	729,547	600,078	347,941	297,349
Selling expenses	4,429	4,409	2,212	2,194
General and administrative expenses	11,678	7,147	5,617	3,496
	745,654	611,634	355,770	303,039
Other operational (*)	22,022	23,304	10,630	11,196
	767,676	634,938	366,400	314,235

				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Production cost	327,119	267,168	163,137	135,700
Selling expenses	3,694	3,608	1,843	1,798
General and administrative expenses	8,830	4,446	4,409	2,199
	339,643	275,222	169,389	139,697

(*) Refers to the amortization of intangible assets as described in note 22.

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22.  OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Other operating income
Indemnities/gains on lawsuits	1,016	24,960	337	6,284
Rentals and leases	919	578	460	250
Contractual fines	993		993
Other revenues	9,218	8,479	3,857	5,211
	12,146	34,017	5,647	11,745

Other operating expenses
Taxes and fees	(4,127)	(90,172)	(2,646)	(79,410)
Write-off / (Provision) of judicial deposits	(1,340)	(17,165)	(4,616)	116
Reversal/(Provision) of environmental liabilities	1,224	(545)	(2,126)	597
Expenses from tax, social security, labor, civil and environmental law suits	(51,984)	(72,374)	(13,631)	(31,734)
Depreciation of unused equipment and amortization of intangible assets	(18,368)	(23,304)	(6,976)	(11,196)
Write-off and net reversal losses (notes 9 and 10)	(19,841)	(26,988)	(10,007)	(14,022)
(Losses) /reversals estimated in inventories	(4,753)	12,517	(662)	(2,106)
Losses on spare parts	(1,661)	(7,473)	(411)	(894)
Studies and project engineering expenses	(16,917)	(13,245)	(8,737)	(7,514)
Research and development expenses	(1,659)	(1,168)	(983)	(593)
Advisory expenses	(39)	(19,305)	(23)	(16,740)
Healthcare plan expenses	(45,389)	(33,913)	(23,303)	(14,824)
Reversal/(Provision) for industrial reestructuring
Realized cash flow hedge (note 12 b)	(21,721)	(20,523)	(5,319)	(7,826)
Other expenses	(23,785)	(38,101)	(25,232)	(4,518)
	(210,360)	(351,759)	(104,672)	(190,664)
Other operating income (expenses), net	(198,214)	(317,742)	(99,025)	(178,919)

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				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Other operating income
Indemnities/gains on lawsuits	655	2,573	125	685
Rentals and leases	739	550	370	222
Dividends received	476		476
Other revenues	3,794	1,447	1,111	823
	5,664	4,570	2,082	1,730

Other operating expenses
Taxes and fees	(1,594)	(13,102)	(875)	(12,406)
Write-off / (Provision) of judicial deposits	(1,456)	(17,171)	(4,498)	110
Reversal/(Provision) of environmental liabilities	4,020	746	(836)	1,083
Expenses from tax, social security, labor, civil and environmental law suits	(35,247)	(67,158)	(5,226)	(21,722)
Write-off and net reversal losses (notes 9 and 10)	121	(20,729)	5,580	(13,140)
(Losses) /reversals estimated in inventories	5,269	(412)	4,174	2,066
Losses on spare parts	(1,661)	(1,081)	(411)	(894)
Studies and project engineering expenses	(16,353)	(12,457)	(8,157)	(6,886)
Research and development expenses	(1,659)	(1,168)	(983)	(593)
Healthcare plan expenses	(45,149)	(33,915)	(23,205)	(14,825)
Advisory expenses	(39)	(19,291)	(23)	(16,727)
Realized cash flow hedge (note 12 b)	(21,721)	(20,523)	(5,319)	(7,826)
Other expenses	(6,002)	(3,731)	(5,820)	(2,993)
	(121,471)	(209,992)	(45,599)	(94,753)
Other operating income (expenses), net	(115,807)	(205,422)	(43,517)	(93,023)

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23.   FINANCIAL INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Financial income
Related parties (note 17 a)	35,281	27,474	15,104	14,561
Income from short-term investments	97,106	137,264	43,528	81,349
Gain from derivative	18,242		5,018
Gain on repurchase of debt securities	26,745	156,329	14,181	12,552
Other income	27,855	61,505	10,879	31,490
	205,229	382,572	88,710	139,952
Financial expenses
Borrowings and financing - foreign currency	(435,102)	(487,884)	(221,005)	(230,051)
Borrowings and financing - local currency	(940,235)	(1,108,724)	(428,237)	(561,249)
Related parties (note 17 a)		(130)		(38)
Capitalized interest (notes 09 and 27)	51,245	110,875	24,712	53,214
Losses on derivatives		(362)
Interest, fines and late payment charges	(5,772)	(20,179)	(2,981)	(14,167)
Commission and bank fees	(78,010)	(68,558)	(39,135)	(45,681)
PIS/COFINS over financial income	(12,985)	(25,265)	(6,527)	(12,535)
Other financial expenses	(49,018)	(46,789)	(10,217)	(14,768)
	(1,469,877)	(1,647,016)	(683,390)	(825,275)
Foreign exchange and monetary variation, net
Monetary variation, net	4,072	(16,177)	2,708	(15,040)
Exchange variation, net	(65,038)	1,013,699	(236,648)	629,358
Exchange variation on derivatives	(229)	(807,519)	1	(118,837)
	(61,195)	190,003	(233,939)	495,481

Financial income (expenses), net	(1,325,843)	(1,074,441)	(828,619)	(189,842)

Statement of gains and (losses) on derivative transactions (note 12b)
Future Dollar BM&F		(800,621)		(119,445)
Dollar-to-euro swap	(229)	(6,898)	1	608
	(229)	(807,519)	1	(118,837)
Swap Pré x CDI		(299)
Swap CDI x Pré		(63)
DI Future	18,242		5,018
	18,242	(362)	5,018
	18,013	(807,881)	5,019	(118,837)

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				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Financial income
Related parties (note 17 b)	64,060	17,620	21,472	9,121
Income from short-term investments	44,681	35,849	19,611	31,986
Other income	24,139	33,202	10,069	27,135
	132,880	86,671	51,152	68,242
Financial expenses
Borrowings and financing - foreign currency	(113,113)	(114,687)	(57,838)	(54,608)
Borrowings and financing - local currency	(808,640)	(952,550)	(368,368)	(482,287)
Related parties (note 17 a)	(260,489)	(983,936)	(141,028)	(205,886)
Capitalized interest (notes 09 and 27)	12,264	62,942	5,730	30,212
Interest, fines and late payment charges	(540)	(7,196)	(296)	(4,563)
Commission and bank fees	(69,301)	(64,185)	(34,805)	(43,327)
PIS/COFINS over financial income	(10,581)	(19,676)	(5,390)	(12,359)
Other financial expenses	(35,571)	(29,270)	(2,888)	(6,309)
	(1,285,971)	(2,108,558)	(604,883)	(779,127)
Foreign exchange and monetary variation, net
Monetary variation, net	(8,924)	(10,694)	(3,823)	(4,914)
Exchange variation, net	(136,711)	2,165,589	(448,989)	1,103,988
	(145,635)	2,154,895	(452,812)	1,099,074

Financial income (expenses), net	(1,298,726)	133,008	(1,006,543)	388,189

24.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Six months ended
								06/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	2,367,751	15,061,705				1,651,805	(2,653,965)
Net revenues
Domestic market	3,537,807	436,631	107,277	687,883	200,841	239,544	(1,257,568)	3,952,415
Foreign market	2,587,944	1,804,603					377,243	4,769,790
Total net revenue (note 20)	6,125,751	2,241,234	107,277	687,883	200,841	239,544	(880,325)	8,722,205
Cost of sales and services	(5,022,739)	(1,378,128)	(74,714)	(524,035)	(140,070)	(256,179)	976,498	(6,419,367)
Gross profit	1,103,012	863,106	32,563	163,848	60,771	(16,635)	96,173	2,302,838
General and administrative expenses	(506,759)	(81,997)	(14,248)	(46,884)	(13,316)	(38,812)	(377,928)	(1,079,944)
Depreciation	341,263	247,112	7,835	168,260	9,995	67,329	(96,140)	745,654
Proportionate EBITDA of joint ventures							259,635	259,635
Adjusted EBITDA	937,516	1,028,221	26,150	285,224	57,450	11,882	(118,260)	2,228,183

Sales by geographic area
Asia	4,790	1,668,753					377,243	2,050,786
North America	1,004,662							1,004,662
Latin America	249,254							249,254
Europe	1,309,214	135,850						1,445,064
Others	20,024							20,024
Foreign market	2,587,944	1,804,603					377,243	4,769,790
Domestic market	3,537,807	436,631	107,277	687,883	200,841	239,544	(1,257,568)	3,952,415
Total	6,125,751	2,241,234	107,277	687,883	200,841	239,544	(880,325)	8,722,205

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								Three months ended
								06/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	1,173,505	7,817,851				830,574	(1,306,998)
Net revenues
Domestic market	1,749,290	246,320	52,062	364,493	110,678	113,893	(673,873)	1,962,863
Foreign market	1,305,255	820,809					221,682	2,347,746
Total net revenue (note 20)	3,054,545	1,067,129	52,062	364,493	110,678	113,893	(452,191)	4,310,609
Cost of sales and services	(2,628,181)	(741,673)	(37,520)	(243,963)	(70,931)	(126,494)	522,869	(3,325,893)
Gross profit	426,364	325,456	14,542	120,530	39,747	(12,601)	70,678	984,716
General and administrative expenses	(271,255)	(41,631)	(7,155)	(22,522)	(6,673)	(20,190)	(222,267)	(591,693)
Depreciation	172,221	124,461	4,375	64,636	5,678	32,678	(48,279)	355,770
Proportionate EBITDA of joint ventures							146,842	146,842
Adjusted EBITDA	327,330	408,286	11,762	162,644	38,752	(113)	(53,026)	895,635

Sales by geographic area
Asia	734							977,343
North America	524,038							524,038
Latin America	98,640							98,640
Europe	675,296	65,882						741,178
Others	6,547							6,547
Foreign market	1,305,255	820,809					221,682	2,347,746
Domestic market	1,749,290	246,320	52,062	364,493	110,678	113,893	(673,873)	1,962,863
Total	3,054,545	1,067,129	52,062	364,493	110,678	113,893	(452,191)	4,310,609

								Six months ended
								06/30/2016 Adjusted
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	2,498,700	17,562,229				1,165,822	(1,741,423)
Net revenues
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(958,393)	3,470,277
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Total net revenue (note 20)	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(576,235)	8,161,113
Cost of sales and services	(4,758,814)	(1,492,028)	(70,194)	(440,972)	(98,959)	(203,435)	751,047	(6,313,355)
Gross profit	928,144	465,569	24,920	199,531	35,110	19,672	174,812	1,847,758
General and administrative expenses	(469,297)	(36,571)	(11,610)	(50,402)	(11,979)	(34,726)	(492,297)	(1,106,882)
Depreciation	330,708	219,332	6,619	112,155	8,559	30,244	(95,983)	611,634
Proportionate EBITDA of joint ventures							234,801	234,801
Adjusted EBITDA	789,555	648,330	19,929	261,284	31,690	15,190	(178,667)	1,587,311

Sales by geographic area
Asia	28,200	1,439,498					382,158	1,849,856
North America	1,088,419							1,088,419
Latin America	142,499							142,499
Europe	1,305,806	203,955						1,509,761
Others	14,517	85,784						100,301
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(958,393)	3,470,277
Total	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(576,235)	8,161,113

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	Three months ended
								06/30/2016 Adjusted
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	1,252,565	9,267,136				594,385	(694,698)
Net revenues
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(472,328)	1,768,985
Foreign market	1,270,667	938,754					185,421	2,394,842
Total net revenue (note 20)	2,877,817	1,016,041	44,691	337,362	65,920	108,903	(286,907)	4,163,827
Cost of sales and services (**)	(2,458,907)	(742,643)	(34,153)	(226,601)	(47,845)	(102,243)	372,698	(3,239,694)
Gross profit	418,910	273,398	10,538	110,761	18,075	6,660	85,791	924,133
General and administrative expenses	(213,979)	(12,815)	(3,332)	(26,521)	(6,033)	(17,069)	(217,684)	(497,433)
Depreciation	164,480	104,898	3,326	56,460	4,279	17,432	(47,836)	303,039
Proportionate EBITDA of joint ventures							124,908	124,908
Adjusted EBITDA	369,411	365,481	10,532	140,700	16,321	7,023	(54,821)	854,647

Sales by geographic area
Asia	23,531	773,628					185,421	982,580
North America	507,242							507,242
Latin America	76,455							76,455
Europe	653,847	138,992						792,839
Others	9,592	26,134						35,726
Foreign market	1,270,667	938,754					185,421	2,394,842
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(472,328)	1,768,985
Total	2,877,817	1,016,041	44,691	337,362	65,920	108,903	(286,907)	4,163,827

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

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•       Adjusted EBITDA

Adjusted EBITDA is the measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Six months ended		Three months ended
	06/30/2017	06/30/2016 Adjusted	06/30/2017	06/30/2016 Adjusted
Net income (loss) for the year	(522,341)	(730,574)	(639,956)	46,123
Results from discontinued operations		(198)		135
Depreciation/Amortization/Depletion	745,654	611,634	355,770	303,039
Income tax and social contribution (note 14)	281,676	141,821	144,728	28,413
Financial income (expenses) (note 23)	1,325,843	1,074,441	828,619	189,842
EBITDA	1,830,832	1,097,124	689,161	567,552
Other operating income (expenses) (note 22)	198,214	317,742	99,025	178,919
Equity in results of affiliated companies	(60,498)	(62,356)	(39,393)	(16,732)
Proportionate EBITDA of joint ventures	259,635	234,801	146,842	124,908
Adjusted EBITDA (*)	2,228,183	1,587,311	895,635	854,647

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,547,937	2,547,937	22,214	23,007	3,866	4,866	2,574,017	2,575,810

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,905	76,700					69,905	76,700

Sepetiba Tecon	R$	Indefinite					36,308	28,914	36,308	28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	19,340	19,340	19,673	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	09/22/2022	2,000,000	2,000,000			2,520	2,520	2,002,520	2,002,520

Estanho de Rondônia	R$	07/15/2022	3,741						3,741

Total in R$			4,621,583	4,624,637	25,376	26,169	62,034	55,640	4,708,993	4,706,446

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			10,306,565	12,135,468					10,306,565	12,135,468
			14,928,148	16,760,105	25,376	26,169	62,034	55,640	15,015,558	16,841,914

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26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2016, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from October 30, 2016 to September 30, 2017. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração, Sepetiba Tecon and CSN Mining. CSN is liable for the first range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

As of September 30, 2017, after negotiations the policies were renewed until March 31, 2018.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Income tax and social contribution paid	126,753	456,227
Addition to PP&E with interest capitalization	26,533	215,794	6,534	127,675
Acquisition of fixed assets through loan		7,437
Capitalization with advance to future capital increase			9,844
Borrowings granted to capitalize subisidiaries	509		509	52,419
	153,795	679,458	16,887	180,094

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28.   STATEMENT OF COMPREHENSIVE INCOME

	Consolidated				Parent Company
	Six months ended		Three months ended		Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Profit (loss) for the period	(522,341)	(730,574)	(639,956)	46,123	(573,764)	(754,338)	(659,394)	30,853
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	58	114	28	29	58	114	28	29
	58	114	28	29	58	114	28	29

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	129,458	(460,092)	169,101	(278,981)	129,458	(460,092)	169,101	(278,981)
Assests avaible for sale	118,498	127,853	65,199	95,500	118,498	127,853	65,199	95,500
(Loss)/gain on the percentage change in investmens	2,814	584		584	2,814	584		584
(Loss)/gain on cash flow hedge accounting	(65,862)	1,072,884	(198,906)	538,461	(65,862)	1,072,884	(198,906)	538,461
Realization on cash flow hedge accounting reclassified to income statements		20,523	5,319	7,826	21,721	20,523	5,319	7,826
(Loss)/gain on investments hedge of investment in subsidiaries					(25,903)	68,064	(27,749)	49,200
(Loss)/gain on foreingn investment hedge	(25,903)	68,064	(27,749)	49,200			(18,864)
	180,726	829,816	12,964	412,590	180,726	829,816	(5,900)	412,590

	180,784	829,930	12,992	412,619	180,784	829,930	(5,872)	412,619

Total comprehensive income for the period	(341,557)	99,356	(626,964)	458,742	(392,980)	75,592	(665,266)	443,472
Attributable to:
Participation of controlling interest	(392,980)	75,592	(646,402)	443,472	(392,980)	75,592	(665,266)	443,472
Participation of non-controlling interest	51,423	23,764	19,438	15,270
	(341,557)	99,356	(626,964)	458,742	(392,980)	75,592	(665,266)	443,472

29.           INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned. To date, nothing has been found out in such investigation.

30.   EVENTS AFTER THE REPORTING PERIOD

Environmental notice to suspend the operations of Presidente Vargas Plant (UPV)

On December 1, 2017, the Company received an environmental notice from the INEA (State Institute of Environment) to suspend the operations of the Presidente Vargas Plant, in Volta Redonda, State of Rio de Janeiro, from December 10, 2017. The reason stated by INEA was an alleged non-observance and non-compliance by the Company with the Conduct Adjustment Agreement (TAC) signed with the environmental authorities of the State of Rio de Janeiro. On December 7, 2017, the Company obtained a preliminary authorization to continue with its activities of the UPV for a 180-day term and, during this period, a definitive solution for this matter will be discussed between the Company and the environmental authorities.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of the interim financial information

To:

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2017, which comprises the balance sheet as at June 30, 2017 and the related income statement and statement of comprehensive income for the quarter and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including a summary of significant accounting policies and other explanatory notes

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the stage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017. The construction time frame is being reviewed and discussed by the relevant government bodies. The completion of the works under the project (and the consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said note to the interim financial information, indicate the existence of significant uncertainty that may cast significant doubt as to TLSA’s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2017, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding figures for the prior year and quarter

The figures corresponding to the year ended December 31, 2016, presented for purposes of comparison, were previously audited by another independent auditor, who issued an opinion thereon on October 27, 2017, containing emphasis-of-matter paragraphs regarding the restatement of the individual and consolidated financial statements as at December 31, 2015 and the ability of Transnordestina Logística S.A. (TLSA) to continue as a going concern, which is also an emphasis of matter in this quarter. The figures corresponding to the six-month period ended June 30, 2016, also presented for purposes of comparison, were reviewed by other independent auditors, whose report on review of the individual and consolidated interim financial information for the quarter ended June 30, 2016 was issued on August 15, 2016 (without modification) and re-issued on November 14, 2016 and re-issued again on October 27, 2017. Both reports were issued without modifications, containing emphasis-of-matter paragraphs regarding the restatement of the respective financial statements and TLSA´s ability to continue as a going concern (the later one emphasis is just applicable to the report re-issued on October 27, 2017).

São Paulo, December 22, 2017

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.